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As filed with the Securities and Exchange Commission on July 30, 2003

Registration No. 333-104488

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

TYCO INTERNATIONAL GROUP S.A.	TYCO INTERNATIONAL LTD.
(Exact name of registrant as specified in its charter)
 Luxembourg
(State or other jurisdiction of incorporation or organization)
 Not applicable
(I.R.S. Employer Identification Number)
 17, Boulevard de la Grande Duchesse Charlotte,
L-1331 Luxembourg
(352) 464-340-1
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(Exact name of registrant as specified in its charter)
 Bermuda
(State or other jurisdiction of incorporation or organization)
 98-0390500
(I.R.S. Employer Identification Number)
 The Zurich Centre, Second Floor
90 Pitts Bay Road

Pembroke HM 08, Bermuda L-2420
(441) 292-8674*
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

* Tyco International Ltd. maintains its registered and principal executive offices at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The executive offices of Tyco's principal United States subsidiaries are located at 273 Corporate Drive, Portsmouth, New Hampshire 03801. The telephone number there is (603) 334-3900.

William B. Lytton
Tyco International (US) Inc.
273 Corporate Drive
Portsmouth, New Hampshire 03801
(603) 334-3900
(Name, address, including zip code, and telephone number, including area code, of agent for service)
 With copies to:
Steven R. Finley
Sean P. Griffiths
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
Tel. (212) 351-4000
Fax (212) 351-4035

        Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

        The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus supplement is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT Subject to completion, dated July 30, 2003.
(To Prospectus dated                , 2003)

$4,500,000,000
Tyco International Group S.A.
2.750% Series A Convertible Senior Debentures due 2018
3.125% Series B Convertible Senior Debentures due 2023

        Fully and unconditionally guaranteed by and convertible into common shares of

        This prospectus supplement supplements information contained in the prospectus dated            , 2003, covering the resale by the selling securityholders of our 2.750% Series A Convertible Senior Debentures due 2018, our 3.125% Series B Convertible Senior Debentures due 2023 and the Tyco common shares issuable upon conversion or repurchase of the debentures. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendment or supplement thereto. The terms of the debentures are set forth in the prospectus.

Investing in the debentures and our common shares involves risks. See "Risk Factors" beginning on page S-2 of the prospectus supplement and on page 6 of the prospectus.

        Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is            , 2003

Prospectus Supplement

Risk Factors	S-2
Ratio of Earnings to Fixed Charges of Tyco	S-11
Selling Securityholders	S-11

        The terms "Tyco," "we," "our" and "us" refer to Tyco International Ltd. and its consolidated subsidiaries, and the term the "Company" refers to Tyco International Group S.A.

TYCO

        Tyco is a diversified manufacturing and service company that, through its subsidiaries:

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  designs, manufactures, installs, monitors and services electronic security and fire protection systems;

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  designs, manufactures and distributes electrical and electronic components, and designs, manufactures, installs, operates and maintains undersea fiber-optic cable communications systems;

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  designs, manufactures and distributes medical devices and supplies;

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  designs, manufactures, distributes and services engineered products including industrial valves and controls and steel tubular goods and provides environmental consulting services; and

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  designs, manufactures and distributes plastic products, adhesives and films.

        Tyco operates in more than 100 countries around the world and reported revenues from continuing operations of approximately $36 billion for its fiscal year ended September 30, 2002.

        Tyco's strategy is to be the low-cost, high-quality producer and provider in each of its markets. We promote our leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of our existing operations and our business acquisitions, we seek to enhance shareholder value through increased earnings per share and strong cash flows.

THE COMPANY

        The Company is a holding company whose only business is to own indirectly a substantial portion of the operating subsidiaries of Tyco and to perform treasury operations for Tyco companies. Otherwise, it conducts no independent business.

RISK FACTORS

        You should carefully consider the risks described below before investing in our securities. The risks described below are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as competition, technological obsolescence, labor relations, general economic conditions, geopolitical events and international operations. Please see "Risk Factors" in the attached prospectus for additional risks that you should consider. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations and our liquidity.

Risks Relating to Recent Developments at Tyco

  Continuing negative publicity may adversely affect our business.

        As a result of actions taken by our former senior corporate management, Tyco has been the subject of continuing negative publicity focusing on former senior corporate management's actions. Some of these press reports have suggested that the accounting treatment of several of our prior acquisitions was improper, that certain of our operating companies improperly conducted business or recorded revenues and assets and that information was withheld from the SEC in connection with an inquiry into our accounting practices. This negative publicity contributed to significant declines in the prices of our publicly traded securities, and we have experienced reluctance on the part of certain customers and suppliers to continue working with us on customary terms. A number of suppliers have requested letters of credit to support our purchase orders. We also believe that many of our employees are operating under stressful conditions, which reduces morale and could lead to increased employee turnover. Continuing negative publicity could have a material adverse effect on our results of operations and liquidity and the market price of our publicly traded securities.

  Pending litigation could have a material adverse effect on our liquidity and financial condition.

        As a result of actions taken by our former senior corporate management, Tyco, some members of our former senior corporate management, former members of our board of directors and our current Chief Executive Officer are named defendants in a number of purported class actions alleging violations of the disclosure provisions of the federal securities laws, as well as in a number of derivative actions. In the consolidated derivative action, the plaintiffs have filed a motion which seeks to add certain members of our current board of directors and management as defendants. Tyco, certain of our current and former employees, some members of our former senior corporate management and some former members of our board of directors also are named as defendants in several Employee Retirement Income Security Act ("ERISA") actions. In addition, Tyco and some members of our former senior corporate management are subject to an SEC inquiry, and some members of our former senior corporate management are named as defendants in criminal cases being prosecuted by the District Attorney of New York County. The findings and outcomes of the prosecutions and the SEC civil action may affect the course of the purported class actions, derivative actions and ERISA claims pending against Tyco. In May and July 2003, complaints were filed against Tyco and our current Chairman and Chief Executive Officer purporting to represent a class of purchasers of Tyco securities alleging violations of the disclosure provisions of the federal securities laws. We are generally obliged to indemnify our directors and officers and our former directors and officers who are also named as defendants in some or all of these matters to the extent permitted by Bermuda law. In addition, our insurance carriers may decline coverage, or our coverage may be insufficient to cover our expenses and liability, in some or all of these matters. We are unable at this time to estimate what our ultimate liability in these matters may be, and it is possible that we will be required to pay judgments or settlements and incur expenses in aggregate amounts that would have a material adverse effect on our financial condition, results of operations and liquidity.

  Our senior corporate management team is new to Tyco and is required to devote significant attention to matters arising from actions of prior management.

        In the past year, we replaced our senior corporate executives with an entirely new team, and our entire board of directors determined not to stand for reelection. A new board of directors was elected at our annual general meeting of shareholders in March 2003. It will take some time for our new management team and our new board of directors to learn about our various businesses and to develop strong working relationships with our cadre of operating managers at our various subsidiary companies. Our new senior corporate management team's ability to complete this process has been and continues to be hindered by their need to spend significant time and effort dealing with internal and external investigations, developing effective corporate governance procedures, strengthening reporting lines and reviewing internal controls. During this period and in order to complete this process, our new executives will depend in part on advisors, including certain former directors. We cannot assure you that this major restructuring of our board of directors and senior management team, and the accompanying distractions, in this environment, will not adversely affect our results of operations.

  Continued scrutiny resulting from ongoing investigations may have an adverse effect on our business.

        We and others have received subpoenas and requests from the SEC, the District Attorney of New York County, the U.S. Attorney for the District of New Hampshire and others seeking the production of voluminous documents in connection with various investigations into our governance, management, operations, accounting and related controls. In addition, the Department of Labor is investigating us and the administrators of certain of our benefit plans. We are also subject to ongoing audits by the Internal Revenue Service. We cannot predict when these investigations will be completed, nor can we predict what the results of these investigations may be. It is possible that we will be required to pay material fines, consent to injunctions on future conduct, lose the ability to conduct business with government instrumentalities or suffer other penalties, each of which could have a material adverse effect on our business. We cannot assure you that the effects and results of these investigations will not be material and adverse to our business, financial condition, results of operations and liquidity.

        Tyco's and our subsidiaries' income tax returns are periodically examined by various regulatory tax authorities. In connection with such examinations, tax authorities, including the Internal Revenue Service, have raised issues and proposed tax deficiencies. We are reviewing the issues raised by the tax authorities and are contesting the proposed deficiencies. Amounts related to these tax deficiencies and other tax contingencies that management has assessed as probable and estimable have been accrued through the income tax provision. We cannot assure you that the ultimate resolution of these tax deficiencies and contingencies will not have a material adverse effect on our financial condition, results of operations and liquidity.

  An ongoing SEC Review of our public filings may require us to further amend or restate our public disclosures.

        We continue to be engaged in a dialogue with the Staff of the SEC's Division of Corporation Finance as part of their review of our periodic filings with the SEC and are subject to an investigation by the SEC's Division of Enforcement. In connection with such review, we have agreed to restate our Consolidated Financial Statements for the quarters ended March 31, 2003 and December 31, 2002 and the fiscal years ended September 30, 2002, 2001, 2000, 1999 and 1998. We are working to resolve the remaining comments that the Staff of the SEC's Division of Corporation Finance has made on our periodic filings as expeditiously as possible. We cannot assure you the resolution of the remaining comments or the resolution of the Division of Enforcement's investigation will not necessitate further amendments or restatements to our previously-filed periodic reports or lead to some enforcement proceedings against Tyco.

  The Phase 2 review was not an exhaustive review of our accounting and governance.

        In December 2002, we released a report summarizing the findings of the Phase 2 review. The Phase 2 review covered a variety of aspects of our accounting, including a review of many specific accounting policies and 15 of our most significant acquisitions. You should be aware that the review did have limitations, as it did not seek to go back and identify every accounting decision and every corporate act that was wrong or questionable over a multi-year period. Moreover, in part because of the passage of time, documentation was not always available; the documentation that was available was often dispersed; and the review did not have the benefit of information from prior senior corporate management. In addition, the conclusions reached by the review required the exercise of judgment, and others could disagree with its conclusions. Neither the SEC Division of Enforcement nor its Division of Corporation Finance has completed its review of our accounting, including the matters covered by the Phase 2 review.

        You should note that the review found that, during at least the five years preceding our prior CEO's resignation in June 2002, Tyco's prior management engaged in a pattern of aggressive accounting that, even when in accordance with Generally Accepted Accounting Principles, or GAAP, was intended to increase reported earnings above what they would have been if more conservative accounting had been employed. This pattern may have had the effect of reducing the clarity and effectiveness of the financial statements in conveying to investors the most accurate picture of our operations and may affect the comparability of our historical financial results to our current and future results of operations.

  Further instances of breakdowns in our internal controls and procedures could have an adverse effect on us.

        New management has determined that, in the past, Tyco in general suffered from: poor documentation; inadequate policies and procedures to prevent the misconduct of senior corporate executives; inadequate procedures for proper corporate authorizations; inadequate approval procedures and documentation; a lack of oversight by senior management at the corporate level; a pattern of using aggressive accounting that, even when in accordance with GAAP, was intended to increase reported earnings above what they would have been if more conservative accounting had been employed; pressure on, and inducements to, segment and unit managers to increase current earnings, including by decisions as to what accounting treatment to employ; and a lack of a stated and demonstrable commitment by former senior corporate management to set high standards of ethics, integrity, accounting and corporate governance. We cannot assure you that we will not discover that there have been further instances of breakdowns in our internal controls and procedures.

  The price of Tyco common shares has declined considerably in the last year and may fluctuate widely in the future.

        The market price of the Tyco common shares has declined considerably since January 2002, due in part to disclosures regarding alleged breaches of fiduciary duties, fraud and other wrongful conduct on the part of certain former officers and directors of Tyco. In addition, our publicly traded securities, and the global stock markets generally, have experienced significant price and volume fluctuations over the past year and a half. We cannot assure you that the price of our publicly traded securities will not decline further or will not continue to experience significant price and volume fluctuations. In addition, we believe that factors such as quarterly fluctuations in financial results, earnings below analysts' estimates and financial performance and other activities of other publicly traded companies in our industries could cause the price of our publicly traded securities to fluctuate substantially.

Risks Relating to Our Substantial Debt and Our Liquidity

  We have substantial cash needs and will need to obtain additional funding to satisfy those needs.

        As of March 31, 2003, we have approximately $4.4 billion of debt payable at maturity or upon the option of the holders thereof through March 31, 2004. In addition, we have other substantial capital commitments in fiscal 2003, including the following:

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  approximately $650-$700 million of cash to acquire ADT accounts from dealers, of which approximately $360 million has been spent through March 31, 2003;

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  approximately $500 million of cash restructuring expenses relating to restructuring charges we have previously recorded, of which approximately $290 million has been spent through March 31, 2003;

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  approximately $350 million of cash purchase accounting spending, including earn-out payments, holdbacks of purchase price and the cost of exit plans, of which approximately $190 million has been spent through March 31, 2003; and

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  minimum operating lease payments of $808.4 million.

        We estimate that our available cash and our cash flow from operations will be adequate to fund our operations and service our debt through March 31, 2004. In making this estimate, we have not assumed the need to make any material payments in connection with our pending litigation during that period and have assumed that we will be able to extend one of our receivables facilities that expires in fiscal 2003. At March 31, 2003, there was approximately $350 million outstanding under this facility. Any material adverse legal judgments, fines, penalties or settlements arising from our pending investigations and litigations could require additional funding. We have also assumed a certain level of operating performance in making these estimates. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory, geopolitical, business and other factors beyond our control. If our future operating performance is less than anticipated, our need for additional funding would increase. If our estimates are incorrect and we need to obtain additional funding, we cannot assure you that we will be able to obtain the additional funding that we need on commercially reasonably terms or at all, which would have a material adverse effect on our results of operations and liquidity and our ability to repay the debentures.

  Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the debentures.

        Our substantial indebtedness could have important consequences to you. For example, it could:

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

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  increase our vulnerability to general adverse economic and industry conditions;

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  limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

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  restrict our ability to introduce new technologies or exploit business opportunities;

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  make it more difficult for us to satisfy our payment obligations with respect to the debentures; and

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  increase the difficulty and/or cost to us of refinancing our indebtedness.

  Restrictive covenants in our debt instruments may adversely affect us.

        Our credit agreements contain a number of financial covenants, such as interest coverage and leverage ratios, and minimum levels of net worth, and restrictive covenants that limit the amount of debt we can incur and restrict our ability to pay dividends or make other payments in connection with our capital stock, to make acquisitions or investments, to enter into sale/leaseback transactions, to pledge assets and to prepay debt that matures after December 31, 2004. We have several synthetic lease facilities with similar covenants. Our outstanding indentures contain customary covenants including a negative pledge, limit on subsidiary debt and limit on sale/leasebacks.

        Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those tests. A breach of any of these covenants could result in a default under our credit agreements or indentures. Upon the occurrence of an event of default under any of our credit facilities or indentures, the lenders or trustees could elect to declare all amounts outstanding thereunder to be immediately due and payable, and terminate all commitments to extend further credit. If the lenders or trustees accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay our credit facilities and our other indebtedness, including the debentures. Acceleration of any obligation under any of our material debt instruments will permit the holders of our other material debt to accelerate their obligations.

  Downgrades of our ratings would adversely affect us.

        Certain downgrades by Moody's and S&P would permit the providers of our receivables facilities to cease further purchases under the facilities and would increase the interest cost of our credit facility borrowings. Downgrades may also increase our cost of capital and make it harder for us to obtain new financing.

Risks Relating to Our Businesses

  Cyclical industry and economic conditions have affected and may continue to adversely affect our financial condition and results of operations.

        Our operating results in some of our segments are affected adversely by the general cyclical pattern of the industries in which they operate. For example, demand for the products and services of our Fire and Security Services and Engineered Products and Services segments is significantly affected by levels of commercial construction and consumer and business discretionary spending. Most importantly, our electronics components business is heavily dependent on the end markets it serves and therefore has been affected by the weak demand and declining capital investment in the communications, computer, consumer electronics, industrial machine and aerospace industries. We have also experienced pricing pressures, which have reduced margins in several of our businesses, and we cannot assure you that there will be significant margin improvements in the near future. This cyclical impact can be amplified because some of our business segments purchase products from other business segments. For example, our Fire and Security Services segment purchases certain products sold by our Engineered Products and Services segment. Therefore, a drop in demand for our fire prevention products, due to lower new residential or office construction or other factors, can cause a drop in demand for certain of our products sold by our Engineered Products and Services segment.

  We will not be able to grow our business at the same rate as we have in the past due to reduced acquisition activity and capital constraints.

        Acquisitions of complementary products and businesses have been an important part of Tyco's growth in prior years. Our current business strategy and near-term actions will focus on conserving cash and enhancing internal growth within our existing businesses. In addition, our new credit agreement imposes restrictions on our ability to consummate new acquisitions. Our business requires substantial capital expenditures for new technology and product innovation, expansion or replacement of facilities and equipment and compliance with environmental laws and regulations. We may be required to pay significant amounts in excess of any insurance coverage as a result of settlements of or judgments in pending litigation. In addition, we may require access to capital in order to repay substantial indebtedness which matures in the remainder of calendar 2003 and in future periods. The use of available capital resources to repay indebtedness, combined with our reduced share price, will limit our ability to make acquisitions of other companies and to purchase new contracts under the ADT dealer program. As a result, we do not anticipate that we will experience growth in the foreseeable future that is comparable to our historic growth.

  Our operations expose us to the risk of material environmental liabilities, litigation and violations.

        We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things: the generation, storage, use and transportation of hazardous materials; emissions or discharges into the ground, air or water; and the health and safety of our employees. There can be no assurances that we have been or will be at all times in compliance with environmental laws. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators. One of our subsidiaries in our Electronics segment was advised by the U.S. Attorney for the District of Connecticut that it is the target of a federal grand jury investigation concerning alleged Clean Water Act violations at two manufacturing plants. We understand that employees at these plants are subjects of the investigation relating to violations of applicable permits, and that two former supervisors at one of these plants have pleaded guilty to felony violations of the Clean Water Act.

        Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances and costs to restore damage to natural resources. In addition to clean-up costs resulting from environmental laws, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us or contained in our products.

        We have been notified by the U.S. Environmental Protection Agency and certain foreign and state environmental agencies that conditions at a number of sites where we and others disposed of hazardous wastes require clean-up and other possible remedial action and may be the basis for monetary sanctions. We also have a number of projects underway at several of our current and former manufacturing facilities in order to comply with environmental laws. These projects relate to a variety of activities, including radioactive materials decontamination and decommissioning, solvent and metal contamination clean-up and oil spill equipment upgrades and replacement. These projects, some of which are voluntary and some of which are required under applicable law, involve both remediation expenses and capital improvements. In addition, we remain responsible for certain environmental issues at manufacturing locations sold by us.

        The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. We have concluded that it is probable that we will incur remedial costs in the range of approximately $145 million to $440 million. As of March 31, 2003, we concluded that the best estimate within this range is approximately $269 million, of which $32 million is included in accrued expenses and other current liabilities and $237 million is included in other long-term liabilities on the Consolidated Balance Sheet as of March 31, 2003. Environmental laws are complex, change frequently and have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with such laws, we cannot assure you that our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or adversely affect our financial condition and results of operations or that we will not be subject to additional environmental claims for personal injury or cleanup in the future based on our past, present or future business activities.

  We may be required to recognize additional impairment charges.

        Pursuant to GAAP, we are required to periodically assess our goodwill to determine if it is impaired. Further disruptions to our business, protracted economic weakness, unexpected significant declines in operating results of reporting units, continued downgrades in our credit ratings or additional market capitalization declines may result in additional charges to goodwill and other asset impairments in the future. Future impairment charges could substantially affect our reported earnings in the period of such charge. In addition, such charges would reduce our consolidated net worth and our shareholders' equity, increasing our debt-to-total-capitalization ratio. Such reduction in consolidated net worth and increase in debt as a percentage of total capitalization could result in a default under our credit facilities.

  We are subject to a variety of litigation in the course of our business that could cause an adverse effect on our results of operations and financial condition.

        In the ordinary course of business, we are subject to a significant amount of litigation, including litigation alleging the infringement of intellectual property rights, litigation alleging anti-competitive behavior and product liability litigation. Patent infringement and anti-trust laws permit successful plaintiffs to recover treble damages. In addition, our Healthcare business is subject to regulation and potential litigation. The defense of these lawsuits may divert our management's attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay awards or settlements that could cause a material adverse effect on our financial condition and results of operations.

  Our ADT business has recently experienced higher rates of customer attrition, which may reduce our future revenues and has caused us to change the useful life of accounts, increasing our depreciation and amortization expense.

        Attrition rates for customers in our global electronic security services business have increased to 14.4% on a trailing 12-month basis for the quarter ended March 31, 2003, compared to 13.2%, 12.3% and 13.0% for the full fiscal years ended September 30, 2002, 2001 and 2000, respectively. If attrition rates continue to rise, ADT's recurring revenues and results of operations will be adversely affected. In the second quarter of fiscal 2003, we retroactively changed the amortization of costs of ADT's contracts and related customer relationships purchased through the ADT dealer program from a straight-line method generally over a ten-year period to a double-declining balance method based on a ten-year life for the first eight years of the estimated life of the customer relationships, converting to the straight-line method of amortization to completely amortize the asset pool by the end of the twelfth year. No change was made in the method used for the internally generated residential and commercial account pools, since we concluded that the straight-line method was most appropriate given the most recently observed attrition data for those account pools. If the attrition rates were to rise for these account pools, then we may be required to accelerate the amortization of the costs related to these pools.

Risks Relating to Our Jurisdictions of Incorporation

  Proposed legislation and negative publicity regarding Bermuda companies could increase our tax burden and affect our operating results.

        Several members of the U.S. Congress have introduced legislation relating to the tax treatment of U.S. companies that have undertaken certain types of expatriation transactions, which could be deemed to cover the combination in 1997 with ADT, as a result of which ADT, a Bermuda company, changed its name to Tyco and became the parent of the Tyco group. Any such legislation, if enacted, could have the effect of substantially reducing or eliminating the tax benefits of our structure and materially increasing our future tax burden or otherwise adversely affecting our business. In addition, even if no tax legislation is ultimately enacted that specifically covers our 1997 combination, the enactment of other tax proposals that have been or may be made in the future to address expatriation transactions could have a material impact on our future tax burden. Other federal and state legislative proposals, if enacted, could limit or even prohibit our eligibility to be awarded U.S. or state government contracts. We are unable to predict the likelihood or final form in which any proposed legislation might become law or the nature of regulations that may be promulgated under any such future legislative enactments. As a result of these uncertainties, we are unable to assess the impact on us of any proposed legislation in this area. There has recently been negative publicity regarding, and criticism of, U.S. companies' use of, or relocation to, offshore jurisdictions, including Bermuda. As a Bermuda company, this negative publicity could harm our reputation and impair our ability to generate new business if companies or government agencies decline to do business with us as a result of the negative public image of Bermuda companies or the possibility of our clients receiving negative media attention from doing business with a Bermuda company.

  Bermuda and Luxembourg laws differ from the laws in effect in the United States and may afford less protection to holders of our securities.

        Holders of Tyco common shares, and holders of the debentures, may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

        As a Bermuda company, Tyco is governed by the Companies Act 1981 of Bermuda, which differs in some material respects from laws generally applicable to United States corporations and shareholders, including, among others, differences relating to interested director and officer transactions, shareholder lawsuits and indemnification. Under Bermuda law, directors and officers may have a personal interest in contracts or arrangements with a company or its subsidiaries transactions so long as such personal interest is first disclosed to the company. Likewise, the duties of directors and officers of a Bermuda company are generally owed to the company only. Shareholders of Bermuda companies do not generally have a personal right of action against directors or officers of the company and may only do so on behalf of the company in limited circumstances. Under Bermuda law, a company may also agree to indemnify directors and officers for any personal liability, not involving fraud or dishonesty, incurred in relation to the company.

        As a Luxembourg company, the Company is governed by the law of August 10, 1915, on commercial companies, as amended, and its articles of association. The 1915 Law differs in some material respects from laws generally applicable to U.S. corporations and shareholders including, differences relating to interested directors transactions, minority shareholder rights, shareholder lawsuits and shareholder indemnification. Under Luxembourg law, any director having an interest in a transaction submitted for approval to the board of directors conflicting with that of the company shall be obliged to advise the board thereof and to cause a record of his statement to be included in the minutes of the meeting. The director may not take part in these deliberations. At the next following general meeting of shareholders, before any other resolution is put to vote, a special report shall be made on any transactions in which any of the directors may have had an interest conflicting with that of the company.

        Likewise, the duties of directors of a Luxembourg company are generally owed to the company only. Except under certain limited circumstances, shareholders of a Luxembourg company do not generally have a personal right of action against the directors. Under Luxembourg law, a company may indemnify its directors for personal liability related to the exercise of their functions of director.

        Due to the nature of Luxembourg's insolvency laws, the ability of the holders of the debentures to protect their interests may be more limited than would be the case under U.S. bankruptcy laws. In the event of a winding up of the Company, the debentures will be paid after payment of all secured debts, the cost of liquidation and certain debts of the Company that are entitled to priority under Luxembourg law. Such preferential debts include the following:

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  money owed to Luxembourg tax authorities, for example, in respect of income tax deducted at source;

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  value-added tax and certain other taxes and duties owed to Luxembourg Customs and Excise;

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  social security contributions; and

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  remuneration owed to employees.

        If the bankruptcy administrator can show that "preference" has been given to any person by defrauding rights of creditors generally regardless of when the transaction giving fraudulent preference to a party occurred or if certain "abnormal" transactions have been effected during a relevant suspect period of six months prior to the date of bankruptcy, a court has the power, among other things, to void the preferential or abnormal transaction. This provision of Luxembourg insolvency law may affect transactions entered into or payments made by the Company during the period before liquidation or administration.

        The Company is organized in Luxembourg, and a large part of its assets are located outside the U.S. As a result, it may not be possible to enforce court judgments obtained in the U.S. against the Company based on the civil liability provisions of the federal or state securities laws of the U.S. in Luxembourg or in countries other than the U.S. where they will have assets. In addition, there is some doubt as to whether the courts of Luxembourg and other countries would recognize or enforce judgments of U.S. courts obtained against the Company or its directors or officers based on the civil liabilities provisions of the federal or state securities laws of the U.S., or would hear actions against the Company or those persons based on those laws. We have been advised by our legal advisors in Luxembourg that the U.S. does not currently have a treaty with Luxembourg providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Luxembourg. Similarly, those judgments may not be enforceable in countries other than the U.S.

RATIO OF EARNINGS TO FIXED CHARGES OF TYCO

        The following table sets forth the ratio of earnings to fixed charges of Tyco for the six months ended March 31, 2003, and the years ended September 30, 2002, 2001, 2000, 1999 and 1998.

	Six Months Ended March 31, 2003	Year Ended September 30,
		2002	2001	2000	1999	1998
Ratio of earnings to fixed charges(1)(2)(3)	2.40	—(4)	5.23	7.16	3.13	4.91

(1)
For purposes of determining the ratio of earnings to fixed charges, earnings consist of (i) income from continuing operations before income taxes, minority interest and cumulative effect of accounting changes and (ii) fixed charges and amortization of capitalized interest. Fixed charges consist of interest on indebtedness from continuing operations, amortization of debt expenses and one-third of rent expense, which is deemed representative of an interest factor.

(2)
On April 2, 1999 and October 1, 1998, Tyco consummated mergers with AMP Incorporated and United States Surgical Corporation, respectively. Each of the merger transactions qualified for the pooling of interests method of accounting. As such, the ratios of earnings to fixed charges presented above include the effect of these mergers.

(3)
Earnings for the six months ended March 31, 2003, and for the years ended September 30, 2002, 2001, 2000, 1999 and 1998 include merger, restructuring and other (credits) charges of $(76.2) million, $1,874.7 million, $585.3 million, $176.3 million, $1,035.2 million and $256.9 million, respectively. Earnings also include charges for the impairment of long-lived assets of $87.2 million, $3,309.5 million, $120.1 million, $99.0 million and $507.5 million in the six months ended March 31, 2003 and for the years ended September 30, 2002, 2001, 2000 and 1999, respectively. Earnings for the year ended September 30, 2002 include charges for the impairment of goodwill of $1,343.7 million. Earnings also include charges for the write-off of purchased-in-process research and development of $17.8 million and $184.3 million in the years ended September 30, 2002 and 2001, respectively. Earnings for the years ended September 30, 2001 and 2000 include a gain on the sale of common shares of a subsidiary of $24.5 million and $1,760.0 million, respectively. Earnings for the six months ended March 31, 2003, and for the years ended September 30, 2002, 2001, 2000, 1999 and 1998 also include a gain (loss) relating to the early retirement of debt of $24.1 million, $30.6 million, $(26.3) million, $(0.3) million, $(63.7) million, $(3.6) million, respectively. Earnings for the six months ended March 31, 2003 include $84.1 million loss on investments. Earnings also include a loss on investments of $270.8 million and $133.8 million in the years ended September 30, 2002 and 2001, respectively. Earnings for the years ended September 30, 2002 and 2001 include a $23.6 million and $410.4 million net gain on the sale of businesses, respectively.

(4)
Earnings were insufficient to cover fixed charges by $2,628.7 million in the year ended September 30, 2002.

SELLING SECURITYHOLDERS

        The debentures were originally issued in a transaction exempt from the registration requirements of the Securities Act under Rule 144A. The selling securityholders may from time to time offer and sell, pursuant to this prospectus supplement and the accompanying prospectus, any or all of the debentures listed below and the Tyco common shares issued upon purchase by the Company or conversion of such debentures. When we refer to the "selling securityholders" in this prospectus supplement, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

        The table below sets forth the name of each selling securityholder, the principal amount at maturity of debentures that each selling securityholder may offer pursuant to this prospectus and the number of Tyco common shares into which such debentures are convertible. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

        We have prepared the table below based on information given to us by the selling securityholders on or prior to July 28, 2003. However, any or all of the debentures or Tyco common shares listed below may be offered for sale pursuant to this prospectus supplement and the accompanying prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of debentures or Tyco common shares that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures since the date as of which the information in the table is presented. Some of the initial purchasers may have engaged in, and may in the future engage in, investment banking and other commercial dealings with us in the ordinary course of business. They have received customary fees and commissions for these transactions.

        Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements. From time to time, additional information concerning ownership of the debentures and Tyco common shares may rest with certain holders thereof not named in the table below and of whom we are unaware.

Name	Aggregate Principal Amount at Maturity of Series A Debentures That May Be Sold	Percentage of Series A Debentures Outstanding	Aggregate Principal Amount at Maturity of Series B Debentures That May Be Sold	Percentage of Series B Debentures Outstanding	Number of Common Shares Beneficially Owned(1)	Number of Common Shares Underlying the Debentures and Offered Hereby(2)	Percentage of Tyco Common Shares Outstanding(3)
Advisory Convertible Arbitrage Fund (I) L.P.	—	*	1,000,000	*	—	45,982	*
Aftra Health Fund	280,000	*	135,000	*	—	18,497	*
AG Domestic Convertibles, L.P.	7,700,000	*	8,400,000	*	—	724,218	*
AG Offshore Convertibles Ltd.	14,300,000	*	15,600,000	1.04%	—	1,344,976	*
AIG National Union Fire Insurance	500,000	*	250,000	*	—	33,442	*
AIM High Yield Fund	2,334,000	*	2,674,000	*	—	225,400	*
AIM High Yield Fund II	177,000	*	197,000	*	—	16,827	*
AIM Premier Equity Fund	—	*	15,072,000	1.00%	—	693,042	*
AIM VI High Yield Fund	59,000	*	64,000	*	—	5,532	*
AIM VI Premier Equity Fund	—	*	2,465,000	*	—	113,346	*
Akela Capital Master Fund, Ltd.	17,000,000	*	5,000,000	*	—	976,075	*
Alexian Brothers Medical Center	125,000	*	135,000	*	—	11,694	*
Allstate Insurance Company	1,650,000	*	1,500,000	*	1,521,100	141,395	*
Aloha Airlines Non-Pilots Pension Trust	105,000	*	100,000	*	—	9,207	*
Aloha Pilots Retirement Trust	55,000	*	50,000	*	—	4,713	*
Alpha U.S. SubFund VIII, LLC	250,000	*	—	*	—	10,973	*
Alta Partners Holdings, LDC	69,500,000	2.32%	—	*	—	3,050,494	*
Alta Partners Investment Grade Holdings Ltd.	20,000,000	*	—	*		877,840	*
Amaranth LLC	—	*	60,313,875	4.02%	73,400	2,773,359	*
American AAdvantage Funds	375,000	*	—	*	—	16,460	*
American Fidelity Assurance Company	190,000	*	—	*	—	8,339	*
American Fidelity Assurance Company	720,000	*	400,000	*	—	49,995	*
American Pioneer Life Insurance Company of New York	90,000	*	—	*	—	3,950	*
American Progressive Life and Health Insurance Company of New York	90,000	*	—	*	—	3,950	*
American Public Entity Excess Pool	60,000	*	—	*	—	2,634	*
Arbitex Master Fund, L.P.	27,000,000	*	17,000,000	1.13%	—	1,966,780	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	5,000,000	*	—	*	—	219,460	*
Argent Classic Convertible Arbitrage Fund Ltd.	300,000	*	—	*	—	13,168	*
Argent LowLev Convertible Arbitrage Fund LLC	1,300,000	*	1	*	—	13,168
Argent LowLev Convertible Arbitrage Fund Ltd.	8,000,000	*	—	*	—		*
Arkansas PERS	1,150,000	*	1,150,000	*	—	103,355	*
Arkansas Teachers Retirement Systems	1,213,000	*	2,666,000	*	—	175,829	*
Associated Electric & Gas Insurance Services Limited	3,000,000	*	—	*	—	131,676	*
Attorney's Title Insurance Fund	140,000	*	65,000	*	—	9,134	*
Aventis Pension Master Trust	620,000	*	420,000	*	—	46,526	*
B.C. McCabe Foundation	175,000	*	—	*	—	7,681	*
Banc of America Securities	44,425,000	1.48%	4,992,000	*		2,179,445	*
Bank Austria Cayman Islands, Ltd.	9,538,000	*	3,800,000	*	—	593,374	*
Bank of America Pension Plan	—	*	4,500,000	*	—	206,919	*
Baptist Health of South Florida	172,000	*	387,000	*	—	25,344	*
Barclays Global Investors Limited	—	*	1,000,000	*	—	45,982	*
Bay County PERS	145,000	*	145,000	*	—	13,032	*
BBT Fund, LP	18,000,000	*	—	*	—	790,056	*
Beamtenversicherungskasse des Kantons Zurich	5,600,000	*	—	*	—	245,795	*
Bear, Stearns & Co. Inc.	8,500,000	*	—	*	—	373,082	*
Bernische Lehrerversicherungskasse	650,000	*	—	*	—	28,530	*
BGI Global Investors (c/o Forest Invest Mgmt LLC)	1,473,000	*	—	*	—	64,653	*
Black Diamond Convertible Offshore LDC	16,314,000	*	2,901,000	*	—	849,448	*

Black Diamond Offshore Ltd.	9,412,000	*	1,458,000	*	—	480,153	*
BNP Paribas Equity Strategies, SNC	7,415,000	*	1,749,000	*	158,322	405,882	*
Boilermaker—Blacksmith Pension Trust	1,440,000	*	1,450,000	*	—	129,879	*
Boilermaker—Blacksmith Pension Trust**	2,700,000	*	3,000,000	*	—	256,455	*
Boston Income Portfolio	—	*	1,145,000	*	—	52,650	*
BP Amoco PLC Master Trust	—	*	629,000	*	—	28,923	*
BTES Convertible ARB	—	*	500,000	*	—	22,991	*
BTOP Growth VS Value	—	*	4,000,000	*	—	183,928	*
Buckeye State Mutual Insurance Company	30,000	*	—	*	—	1,317	*
C & H Sugar Company, Inc.	165,000	*	125,000	*	—	12,990	*
CA State Automobile Assoc	800,000	*	—	*	—	35,114	*
CALAMOS Convertible Fund—CALAMOS Investment Trust	24,000,000	*	27,500,000	1.83%	—	2,317,916	*
CALAMOS Convertible Growth and Income Fund—CALAMOS Investment Trust	23,000,000	*	31,500,000	2.10%	—	2,457,952	*
CALAMOS Convertible Portfolio—Calamos Advisors Trust	310,000	*	385,000	*	—	31,310	*
CALAMOS Global Convertible Fund—CALAMOS Investment Trust	760,000	*	—	*	—	33,358	*
CALAMOS Group Trust—International Fund	—	*	—	*	—		*
California Wellness Foundation, The	750,000	*	940,000	*	—	76,142	*
Canaccord Capital Corporation	—	*	250,000	*	—	11,496	*
Canadian Imperial Holdings Inc.	8,000,000	*	—	*	—	351,136	*
Catholic Family Life Insurance Company	370,000	*	—	*	—	16,240	*
Catholic Mutual Relief Society of America	400,000	*	—	*	—	17,557	*
Catholic Mutual Relief Society of America Retirement Plan and Trust	370,000	*	—	*	—	16,240	*
Celina Mutual Insurance Company	35,000	*	—	*	—	1,536	*
CEMEX Pension Plan	245,000	*	270,000	*	—	23,169	*
Central States Health and Life Company of Omaha	450,000	*	—	*	—	19,751	*
Century National Insurance Company	550,000	*	500,000	*	—	47,132	*
CGNU Life Fund	2,000,000	*	3,500,000	*	—	248,721	*
Cheyne CBO II Limited	5,000,000	*	—	*	—	219,460	*
Cheyne Fund LP	22,229,000	*	—	*	—	975,675	*
Cheyne Leveraged Fund LP	12,662,000	*	—	*	—	555,761	*
Chrysler Corporation Master Retirement Trust	9,135,000	*	—	*	—	400,953	*
Chrysler Insurance Company	1,800,000	*	—	*	—	79,006	*
CIGNA High Income Shares	200,000	*	200,000	*	—	17,975	*
CIP Limited Duration Company	2,700,000	*	—	*	—	118,508	*
Citigroup Global Markets, Inc.	3,608,000	*	4,592,000	*	—	369,512	*
Citigroup Pension Fund CAP Arbitrage	2,200,000	*	—	*	—	96,562	*
City of Albany Pension Plan	365,000	*	210,000	*	—	25,677	*
City of Knoxville Pension System	600,000	*	660,000	*	—	56,683	*
Clinton Multi Strategy Master Fund, Ltd.	30,000,000	1.00%	—	*	—	1,316,760	*
Clinton Riverside Convertible Portfolio Limited	30,000,000	1.00%	—	*	—	1,316,760	*
Coast Fund, LP, The	35,000,000	1.17%	—	*	—	1,536,220	*
Cobalt Corporation	—	*	50,000	*	—	2,299	*
Cockrell Foundation, The	125,000	*	125,000	*	—	11,234	*
Colonial Life Insurance Company of Texas	50,000	*	—	*	—	2,195	*
Colonial Lloyd Insurance Company	20,000	*	—	*	—	878	*
Commercial Union Life Fund	2,500,000	*	4,400,000	*	—	312,051	*
Commonwealth Dealers—CDLIC	190,000	*	—	*	—	8,339	*
Concentrated Alpha Partners, LP	4,000,000	*	—	*	—	175,568	*
Concord Life Insurance Company	190,000	*	—	*	—	8,339	*
Connecticut General Life Insurance Company (See Cigna)	170,000	*	170,000	*	—	15,279	*
Consol Energy Inc Master Trust	65,000	*	—	*	—	2,853	*
Consulting Group Capital Market Funds	—	*	1,500,000	*	—	68,973	*
Context Convertible Arbitrage Fund, LP	860,000	*	860,000	*	—	77,292	*
Context Convertible Arbitrage Offshore Fund, Ltd.	640,000	*	2,140,000	*	—	57,519	*
Continental Assurance Company on Behalf of Its Separate Account	2,200,000	*	—	*	—	96,562	*
Continental Casualty Company	22,800,000	*	—	*	—	1,000,738	*
Convertible Securities Fund	50,000	*	120,000	*	—	7,712	*

CooperNeff Convertible Strategies (Cayman) Master Fund, LP	6,830,000	*	1,612,000	*	4,300	373,906	*
Credit Suisse First Boston Convertible & Quantitative Strategies Master Fund Ltd.	5,000,000	*	—	*	—	219,460	*
Credit Suisse First Boston LLC	6,728,000	*	118,638,000	7.91%	—	5,750,530	*
CS Alternative Strategy Ltd.	1,336,000	*	—	*	—	58,640	*
CSA Fraternal Life Insurance Company	140,000	*	—	*	—	6,145	*
CSAM	2,000,000	*	—	*	—	87,784	*
Cumberland Insurance Company	220,000	*	—	*	—	9,656	*
Cumberland Mutual Fire Insurance Company	900,000	*	—	*	—	39,503	*
D.E. Shaw Investment Group, L.P.	1,100,000	*	500,000	*	—	71,272	*
D.E. Shaw Valence Portfolios, L.P.	4,400,000	*	2,000,000	*	—	285,089	*
Daimler Chrysler Corp. Emp. #1 Pension Plan, Dtd 4/1/89	2,595,000	*	6,965,000	*	—	434,165	*
Dakota Truck Underwriters	25,000	*	—	*	—	1,097	*
DBAG London	800,000	*	5,000,000	*	—	265,024	*
DEAM Convertible Arbitrage Fund	6,500,000	*	—	*	—	285,298	*
Deephaven Domestic Convertible Trading Ltd.	4,700,000	*	—	*	—	206,292	*
Deeprock & Co.	—	*	3,000,000	*	—	137,946	*
Delaware Group Equity Funds V—Delaware Retirement Income Fund	75,000	*	—	*	—	3,292	*
Delaware Investments Dividend and Income Fund, Inc.	250,000	*	—	*	—	10,973	*
Delaware Investments Global Dividend and Income Fund, Inc.	100,000	*	—	*	—	4,389	*
Delaware VIP Trust-Delaware VIP Convertible Securities Series	175,000	*	—	*	—	7,681	*
Delta Airlines Master Trust (c/o Froley Revy Investment Co.)	690,000	*	700,000	*	—	62,473	*
Delta Airlines Master Trust (c/o CALAMOS Asset Management)	3,600,000	*	2,400,000	*	—	268,368	*
Delta Airlines Master Trust (c/o Oaktree Capital Management, LLC)	3,745,000	*	—	*	—	164,376	*
Delta Pilots D & S (c/o Oaktree Capital Management, LLC)	1,805,000	*	—	*	—	79,225	*
Delta Pilots Disability and Survivorship Trust (c/o CALAMOS Asset Management)	800,000	*	900,000	*	—	76,497	*
Deutsche Bank Securities Inc.	66,204,000	2.21%	110,750,000	7.38%	—	7,998,344	*
DIA High Yield Fund	—	*	270,000	*	—	12,415	*
Dorinco Reinsurance Company	1,450,000	*	1,800,000	*	—	146,411	*
Double Black Diamond Offshore LDC	49,501,000	1.65%	7,249,000	*	—	2,506,022	*
Dow Chemical Company Employees' Retirement Plan, The	5,200,000	*	6,100,000	*	—	508,729	*
Drury University (c/o Froley Revy Investment Co.)	20,000	*	20,000	*	—	1,797	*
Drury University (c/o CALAMOS Asset Management)	35,000	*	35,000	*	—	3,146	*
Duckbill & Co.	—	*	1,500,000	*	—	68,973	*
Duke Endowment	285,000	*	280,000	*	—	25,384	*
Dupont Pension Trust Fund—GLValue (Acct #283G)	1,935,000	*	—	*	—	84,931	*
Educators Mutual Life Insurance Company	220,000	*	—	*	—	9,656	*
Emerald High Yield Fund	—	*	135,000	*	—	6,208	*
Employee's Retirement of N.O. Sewer/Water Board	700,000	*	—	*	—	30,724	*
Engineers Joint Pension Fund	112,000	*	254,000	*	—	16,595	*
Evergreen Equity Income Fund	2,259,000	*	—	*	—	99,152	*
Evergreen Growth and Income Fund	658,000	*	—	*	—	28,881	*
Evergreen Variable Annuity Growth and Income Fund	59,000	*	—	*	—	2,590	*
F. R. Convt. Sec. Fn.	175,000	*	175,000	*	—	15,728	*
Factory Mutual Insurance	—	*	390,000	*	—	17,933	*
Family Service Life Insurance Co.	—	*	300,000	*	—	13,795	*
Farmers Home Mutual Insurance Company	450,000	*	—	*	—	19,751	*
Farmers Mutual Protective Association of Texas	120,000	*	—	*	—	5,267	*
Federated Rural Electric Insurance Exchange	650,000	*	—	*	—	28,530	*
Fidelity Financial Trust: Fidelity Convertible Securities Fund**	11,272,000	*	38,300,000	2.55%	—	2,255,865	*
Fidelity Fixed-Income Trust: Fidelity High Income Fund**	2,635,000	*	8,100,000	*	—	488,110	*
Fidelity Investments Life Insurance Company	150,000	*	—	*	—	6,584	*

Financial American Life Insurance Company	25,000	*	—	*	—	1,097	*
First American Properties and Casualty Insurance Company	40,000	*	—	*	—	1,756	*
First American Specialty Insurance Company	40,000	*	—	*	—	1,756	*
First Dakota Indemnity Company	20,000	*	—	*	—	878	*
FIST-Franklin Convertible Securities Fund (4337)	5,500,000	*	—	*	—	241,406	*
Fondren Foundation, The	350,000	*	260,000	*	—	27,318	*
Ford Motor Co.	—	*	900,000	*	—	41,384	*
Fore Convertible Masterfund Ltd.	—	*	—	*	—	*
Forest Fulcrum Fund LLP	2,993,000	*	—	*	—	131,369	*
Forest Global Convertible Fund Series A-5	10,817,000	*	—	*	—	474,780	*
Forest Multi-Strategy Master Fund SPC on behalf of Series F, Multi-Strategy Segregated Portfolio	1,580,000	*	—	*	—	69,349	*
Founders Insurance Company	35,000	*	—	*	—	1,536	*
Franklin and Marshall College	360,000	*	525,000	*	—	39,942	*
FTIF-Franklin Income Fund (4909)	500,000	*	—	*	—	21,946	*
FTVIPT—Franklin Income Securities fund (4829)	6,000,000	*	—	*	—	263,352	*
Gaia Offshore Master Fund Ltd.	10,550,000	*	—	*	—	463,061	*
Gasner Investors Holdings Ltd.	—	*	50,000	*	—	2,299	*
Gemini Sammelstiftung zur Forderung der Personalvorsorge	210,000	*	—	*	—	9,217	*
General Motors Employees Global Group Pension Trust	—	*	1,000,000	*	—	45,982	*
General Motors Investment Corp	6,000,000	*	—	*	—	263,352	*
General Motors Welfare Benefit Trust	—	*	3,000,000	*	—	137,946	*
Global Bermuda Limited Partnership	13,500,000	*	—	*	—	592,542	*
GM AM Group Pension Trust I	—	*	1,500,000	*	—	68,973	*
GM Pension	1,124,000	*	—	*	—	49,335	*
GM Veba	3,309,000	*	—	*	—	145,239	*
Goldman Sachs & Co.	3,957,000	*	2,981,000	*	—	310,753	*
Goodville Mutual Casualty Company	90,000	*	—	*	—	3,950	*
Government of Singapore Investment Corporated Pte Ltd	7,000,000	*	2,000,000	*	7,297,966	399,208	*
Grace Convertible Arbitrage Fund, Ltd.	7,000,000	*	6,000,000	*	—	583,137	*
Greek Catholic Union of the USA	215,000	*	—	*	—	9,437	*
Greenwich International Limited	60,000,000	2.00%	—	*	—	2,633,520	*
Guarantee Trust Life Insurance Company	1,100,000	*	—	*	—	48,281	*
Guaranty Income Life Insurance Company	400,000	*	—	*	—	17,557	*
Guardian Life Insurance Co.	—	*	8,700,000	*	—	400,044	*
Guardian Pension Trust	—	*	1,000,000	*	—	45,982	*
Guggenheim Portfolio Co. XV, LLC	1,422,000	*	470,000	*	—	84,026	*
Gulf Investment Corporation	90,000	*	—	*	—	3,950	*
Hadron Fund, LP	500,000	*	—	*	—	21,946	*
Hallmark Master High Yield	—	*	115,000	*	—	5,288	*
Hartford Accident and Indemnity Company	—	*	375,000	*	—	17,243	*
Hartford Bond HLS Fund, Inc.	—	*	9,200,000	*	—	423,035	*
Hartford Bond Income Strategy Fund, The	—	*	2,425,000	*	—	111,507	*
Hartford Fire Insurance Company	—	*	375,000	*	—	17,243	*
Hartford High Yield Fund	—	*	385,000	*	—	17,703	*
Hartford High Yield HLS Fund	—	*	500,000	*	—	22,991	*
Hawaiian Airlines Employees Pension Plan—IAM	40,000	*	35,000	*	—	3,365	*
Hawaiian Airlines Pension Plan for Salaried Employees	5,000	*	5,000	*	—	449	*
Hawaiian Airlines Pilots Retirement Plan	95,000	*	90,000	*	—	8,308	*
HBK Master Fund LP	13,500,000	*	—	*	—	57,300
HealthNow New York, Inc.	225,000	*	225,000	*	—	20,222	*
HFR TQA Master Trust	364,000	*	183,460	*	—	20,067	*
High Income Portfolio	—	*	1,225,000	*	—	56,328	*
High Yield Income Fund, Inc., The	200,000	*	100,000	*	—	13,377	*
Highbridge International LLC	36,500,000	1.22%	23,400,000	1.56%	—	2,678,039	*
Hillbloom Foundation	40,000	*	40,000	*	—	3,595	*
HMC Securities, LLC	60,500,000	2.02%	—	*	—	2,655,466	*
HNW Performa	—	*	15,000	*	—	690	*
Holy Family Society	90,000	*	—	*	—	3,950	*
Hotel Union & Hotel Industry of Hawaii Pension Plan	—	*	274,000	*	—	12,599	*
Howard County Retirement Plan High Yield	—	*	60,000	*	—	2,759	*
HSBC Trustee, Zola Managed Trust	800,000	*	—	*	—	35,114	*

ING Convertible Fund	1,985,000	*	—	*	—	87,126	*
ING VP Convertible Fund	15,000	*	—	*	—	658	*
Innovest Finanzdienstle	1,200,000	*	—	*	—	52,670	*
Integrity Mutual Insurance Company	330,000	*	—	*	—	14,484	*
Investors Mark Series Fd. Global Fixed	—	*	9,000	*	—	414	*
ISBA Mutual Insurance Company	230,000	*	—	*	—	10,095	*
Jackson County Employees' Retirement System	125,000	*	125,000	*	—	11,234	*
Jefferies & Company Inc.	—	*	6,000	*	—	276	*
Jefferies Umbrella Fund Global Convertible Bond	1,280,000	*	—	*	—	56,182	*
Jefferies Umbrella Fund US Convertible Bond	100,000	*	—	*	—	4,389	*
JMG Capital Partners, LP	35,350,000	1.18%	194,777,000	12.99%	—	10,507,838	*
JMG Triton Offshore Fund, Ltd.	17,650,000	*	172,023,000	11.47%	—	8,684,673	*
John St. James L. Knight Foundation	—	*	100,000	*	—	4,598	*
JP Morgan Securities Inc.	2,150,000	*	8,420,000	*	83,978	481,537	*
Kanawha Insurance Company	800,000	*	—	*	—	35,114	*
KBC Convertible Arbitrage Fund	59,140,000	1.97%	—	*	—	2,595,773	*
KBC Convertible Mac 28 Ltd.	8,660,000	*	—	*	—	380,105	*
KBC Financial Products (Cayman Islands) Limited	33,250,000	1.11%	4,000,000	*	—	1,643,337	*
KBC Financial Products USA Inc.	8,550,000	*	2,800,000	*	—	504,026	*
Kemper Fund	225,000	*	—	*	—	9,876	*
Kettering Medical Center Funded Depreciation Account	150,000	*	170,000	*	—	14,401	*
KeySpan Foundation	50,000	*	—	*	—	2,195	*
Knoxville Utilities Board Retirement System	255,000	*	290,000	*	—	24,527	*
Lakeshore International, Ltd.	54,000,000	1.80%	—	*	—	2,370,168	*
Lancer Securities Cayman Ltd.	945,000	*	—	*	—	41,478	*
Landmark Life Insurance Company	80,000	*	—	*	—	3,511	*
LB Series Fund, Inc.—High Yield Portfolio	600,000	*	—	*	—	26,335	*
LB Series Fund, Inc. Income Portfolio	600,000	*		*	—	26,335	*
LDG Limited	362,000	*	230,270	*	—	26,477	*
Lebanon Mutual Insurance Company	120,000	*	—	*	—	5,267	*
Lehman Brothers Inc.	13,000,000	*	2,000,000	*	—	662,560
Lehman Brothers Special Financing Inc.	—	*	56,800,000	3.79%	—	2,611,783	*
Lexington Vantage Fund Ltd	78,000	*	38,000	*	—	5,171	*
Life Insurance Company of North America (See Cigna)	40,000	*	40,000	*	—	3,595	*
Lincoln Heritage Life Insurance Company	100,000	*	—	*	—	4,389	*
Lincoln National Convertible Securities Fund	1,100,000	*	—	*	—	48,281	*
LLT Limited	1,177,000	*	—	*	—	51,661	*
Louisiana CCRF	205,000	*	210,000	*	—	18,654	*
Louisiana Workers' Compensation Corporation	680,000	*	760,000	*	—	64,793	*
Loyal Christian Benefit Association	190,000	*	—	*	—	8,339	*
Lutheran Brotherhood Income Fund	400,000	*	—	*	—	17,557	*
Lyxor Master Fund	10,500,000	*	2,000,000	*	—	552,830	*
Lyxor Master Fund (c/o Forest Investment Mgmt LLC)	4,683,000	*	—	*	—	205,546	*
Lyxor Master Fund (c/o Zola Capital Management)	3,200,000	*	—	*	—	140,454	*
Lyxor Master Fund Ref: Argent/LowLev CT (c/o Argent)	1,800,000	*	—	*	—	79,006	*
Lyxor/Gaia II Fund Ltd.	4,450,000	*	—	*	—	195,319	*
Macomb County Employees' Retirement System	600,000	*	630,000	*	—	55,304	*
Main Street America Assurance Company	1,100,000	*	—	*	—	48,281	*
Main Street America Financial Corp.	70,000	*	—	*	—	3,072	*
Main Street America Holdings	500,000	*	—	*	—	21,946	*
Mainstay Convertible Fund	4,975,000	*	4,430,000	*	—	422,063	*
Mainstay Strategic Value Fund	135,000	*	—	*	—	5,925	*
Mainstay VP Convertible Fund	2,145,000	*	2,245,000	*	—	197,378	*
Marathon Global Convertible Fund, Ltd.	40,000,000	1.33%	—	*	—	1,755,680	*
Marquette Indemnity and Life Insurance Company	80,000	*	—	*	—	3,511	*
McMahan Securities Co. L.P.	4,000,000	*	—	*	—	175,568	*
Medmarc Mutual Insurance Company	550,000	*	—	*	—	24,141	*
Melody IAM Ltd.	4,200,000	*	—	*	—	184,346	*
Merrill Lynch Corporate Bond High Income Portfolio, Inc. (8904)	3,400,000	*	—	*	—	149,233	*
Merrill Lynch Corporate High Yield II, Inc. (8972)	250,000	*	—	*	—	10,973	*
Merrill Lynch Corporate High Yield III, Inc. (897A)	500,000	*	—	*	—	21,946	*

Merrill Lynch Corporate High Yield IV, Inc. (8985)	350,000	*	—	*	—	15,362	*
Merrill Lynch Corporate High Yield V, Inc. (8993)	475,000	*	—	*	—	20,849	*
Merrill Lynch Corporate High Yield, Inc. (P48896)	350,000	*	—	*	—	15,362	*
Merrill Lynch International Limited	—	*	—	*	—		*
Merrill Lynch Master US High Yield Trust (897D)	875,000	*	—	*	—	38,406	*
Merrill Lynch Pierce Fenner and Smith Inc.	2,731,000	*		*	—	119,869	*
Merrill Lynch World Income Fund, Inc. (8960)	250,000	*	—	*	—	10,973	*
MFS Total Return Fund, a series of Trust V	—	*	2,960,000	*	—	136,107	*
Michigan Professional Insurance Exchange	110,000	*	—	*	—	4,828	*
Microsoft Corporation	6,820,000	*	—	*	—	299,343	*
Mid America Life Insurance Company	35,000	*	—	*	—	1,536	*
Middlecities Risk Management Trust	170,000	*	—	*	—	7,462	*
Middlesex Retirement System	—	*	25,000	*	—	1,150	*
Mid-State Surety Company	40,000	*	—	*	—	1,756	*
Midwest Family Mutual Insurance Company	120,000	*	—	*	—	5,267	*
MLQA Convertible Securities Arbitrage, Ltd.	10,000,000	*	—	*	—	438,920	*
Morgan Stanley & Co., Incorporated	—	*	230,000		995,116	10,576
Morgan Stanley Dean Witter Convertible Securities Trust	1,500,000	*	1,500,000	*	—	134,811	*
Motion Picture Industry Health Plan—Active Member Fund	940,000	*	—	*	—	41,258	*
Motion Picture Industry Health Plan—Retiree Member Fund	585,000	*	—	*	—	25,677	*
National Automatic Sprinkler Industry	—	*	345,000	*	—	15,864	*
National Fuel Gas Company Retirement Plan	100,000	*	—	*	—	4,389	*
National Grange Mutual Insurance Company	900,000	*	—	*	—	39,503	*
National Mutual Insurance Company	70,000	*	—	*	—	3,072	*
National Union Fire Insurance Company of Pittsburgh, PA	—	*	3,000,000	*	—	137,946	*
Nations Convertible Securities Fund	13,750,000	*	17,350,000	1.16%	—	1,401,304	*
NCMC	750,000	*	—	*	—	32,919	*
New Era Life Insurance Company	270,000	*	—	*	—	11,851	*
New York Life Insurance Company (Post 82)	6,840,000	*	1,935,000	*	—	389,197	*
New York Life Insurance Company (Pre 82)	3,145,000	*	890,000	*	—	178,964	*
New York Life Separate Account #7	—	*	50,000	*	—	2,299	*
Nicholas Applegate Capital Management	—	*	30,000	*	—	1,379	*
Nicholas Applegate Convertible Income	—	*	14,436,000	*	—	663,798	*
Nicholas Applegate Convertible Mutual Fund	257,000	*	488,000	*	—	33,720	*
NMS Services (Cayman) Inc.	44,500,000	1.48%	—	*	—	1,953,194	*
Nomura Securities Intl. Inc.	25,000,000	*	—	*	1,731,788	1,097,300	*
NORCAL Mutual Insurance Company	413,000	*	488,000	*	—	40,567	*
NORCAL Mutual Insurance Company	500,000	*	500,000	*	—	44,937	*
Northern Income Equity Fund	500,000	*	500,000	*	—	44,937	*
Northwestern Mutual Life Insurance Company, Group Annuity Separate Account	—	*	1,750,000	*	—	80,469	*
Northwestern Mutual Life Insurance Company, The—General Account	18,050,000	*	23,500,000	1.57%	—	1,872,830	*
Norwich Union Life & Pensions	3,800,000	*	6,100,000	*	—	447,280	*
Nuveen Preferred & Convertible Fund JQC	—	*	7,000,000	*	—	321,875	*
Nuveen Preferred & Convertible Income Foundation	—	*	3,350,000	*	—	154,040	*
Oakwood Healthcare Inc. Funded Depreciation	—	*	—	*	—		*
OCM Convertible Trust	10,135,000	*	—	*	—	444,845	*
Oklahoma Attorneys Mutual Insurance Company	40,000	*	—	*	—	1,756	*
Oppenheimer Convertible Securities Fund	3,000,000	*	10,000,000	*	—	591,497	*
Oxford, Lord & Abbett & Co.	1,300,000	*	—	*	—	57,060	*
Partner Reinsurance Company, Ltd.	3,000,000	*	—	*	—	131,676	*
Partners Group Alternative Strategies PCC, Ltd.	400,000	*	—	*	—	17,557	*
Pennington Biomedical Research Foundation	70,000	*	—	*	—	3,072	*
Pensionskasse der Antalis AG	80,000	*	—	*	—	3,511	*
Pensionskasse der Ems-Chemie AG	100,000	*	—	*	—	4,389	*
Pensionskasse der Ems-Dottikon AG	150,000	*	—	*	—	6,584	*
Pensionskasse der Rockwell Automation AG	100,000	*	—	*	—	4,389	*
Pensionskasse Pluss-Staufer AG	90,000	*	—	*	—	3,950	*
Pensionskasse Vantico	140,000	*	—	*	—	6,145	*
Peoples Benefit Life Insurance Company	—	*	21,000,000	1.40%	—	965,624	*

Personalfursorgestiftung der Gebaudeversicherung des Kantons Bern	310,000	*	—	*	—	13,607	*
Personalvorsorge der PV Promea	190,000	*	—	*	—	8,339	*
Philanthropic Mutual Life Insurance Company, The	80,000	*	—	*	—	3,511	*
Philanthropic Pension	150,000	*	—	*	—	6,584	*
Physicans Life Insurance Company	550,000	*	—	*	—	24,141	*
Physicians Mutual Insurance Company	600,000	*	—	*	—	26,335	*
Physicians' Reciprocal Insurers Account #7	1,250,000	*	1,250,000	*	—	112,343	*
PIMCO Convertible Fund	500,000	*	—	*	—	21,946	*
PIMCO European Convertible Fund	—	*	200,000	*	—	9,196	*
Pioneer Insurance Company	90,000	*	—	*	—	3,950	*
Plexus Fund Ltd.	25,000,000	*	—	*	—	1,097,300	*
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	1,500,000	*	1,300,000	*	—	125,615	*
Premium Total Return Fund	7,500,000	*		*	—	329,190	*
President & Fellows of Harvard College	25,000,000	*	5,000,000	*	1,124,566	1,327,211	*
Prismsa Foundation	135,000	*	115,000	*	—	11,213	*
Privelege Portfolio SICAV	3,500,000	*	5,500,000	*	—	406,524	*
Prudential High Yield Fund, Inc.	4,950,000	*	2,750,000	*	—	343,716	*
Prudential Insurance Co. of America	100,000	*	95,000	*	—	8,757	*
Prudential Series Fund, Inc., Diversified Conservative Growth Portfolio	75,000	*	50,000	*	—	5,591	*
Prudential Series Fund, Inc., High Yield Bond Portfolio	2,950,000	*	1,650,000	*	—	205,352	*
Prudential Trust Company Collective Employee Benefit, Trust, Institutional High Yield Funds	850,000	*	—	*	—	37,308	*
Prumerica Worldwide Investors Portfolio: U.S. High Yield Fund	675,000	*	375,000	*	—	46,870	*
Public Employees' Retirement Association of Colorado	—	*	500,000	*	2,259,800	22,991	*
Quest Global Convertible Master Fund, Ltd.	1,000,000	*	1,000,000	*	—	89,874	*
Quincy Mutual Fire Insurance Company	225,000	*	—	*	—	9,876	*
Qwest Occupational Health Trust	1,195,000	*	—	*	—	52,451	*
R2 Investments, LDC	20,000,000	*	—	*	—	877,840	*
Radian Asset Guaranty	2,975,000	*	—	*	—	130,579	*
Radian Guaranty Inc.	2,500,000	*	—	*	—	109,730	*
Ram Trading LTD	20,000,000	*	—	*		877,840	*
Ramius Capital Group	1,699,000	*	560,000	*	—	100,322	*
Ramius Master Fund, Ltd.	11,538,000	*	3,800,000	*	—	681,158	*
Ramius Partners II, LP	184,000	*	—	*	—	8,076	*
Ramius, LP	353,000	*	115,000	*	—	20,782	*
RBC Alternative Assets Convertible Fund	150,000	*	150,000	*	—	13,481	*
RBC Alternative Assets LP (c/o Forest Investment Mngt)	1,200,000	*	—	*	—	52,670	*
RCG Baldwin, LP	1,063,000	*	350,000	*	—	62,751	*
RCG Halifax Master Fund, Ltd.	2,473,000	*	815,000	*	—	146,020	*
RCG Latitude Master Fund, Ltd.	11,391,000	*	3,795,000	*	—	674,476	*
RCG Multi Strategy Master Fund, Ltd.	486,000	*	—	*	—	21,332	*
RCG Multi Strategy Master Fund, Ltd.	—	*	175,000	*	—	8,047	*
Relay 11 Holdings (c/o Forest Investment Mgmt LLC)	593,000	*	—	*	—	26,028	*
Republic Mutual Insurance Company	25,000	*	—	*	—	1,097	*
Retail Clerks Pension Trust	—	*	3,000,000	*	—	137,946	*
Retail Clerks Pension Trust #2	—	*	3,000,000	*	—	137,946	*
Retirement Pension Fund of CA State Automobile Assoc.	200,000	*	—	*	—	8,778	*
S.G. Cowen Securities	3,000,000	*	—	*	—	131,676	*
Salomon Brothers Asset Management, Inc.	64,975,000	2.17%	—	*	—	2,851,883	*
SAM Investments LDC	75,000,000	2.50%	—	*	—	3,291,900	*
San Diego City Retirement	238,000	*	549,000	*	—	35,690	*
San Diego County Convertible	536,000	*	1,203,000	*	—	78,843	*
San Diego County Employee's Retirement Association	1,900,000	*	—	*	—	83,395	*
San Francisco Employee's Retirement System	2,700,000	*	—	*	—	118,508	*
Satellite Convertible Arbitgrage Master Fund	3,000,000	*	12,000,000	*	—	683,461	*
SB Diversified Arbitrage Strategies	7,513,000	*	—	*	—	329,761	*
SB Enhanced Arbitrage Strategies	2,313,000	*	—	*	—	101,522	*

SB Market Neutral Arbitrage	3,289,000	*	—	*	—	144,361	*
SB Multi Strategy Arbitrage	29,252,000	*	—	*	—	1,283,929	*
Senior Income Trust	—	*	50,000	*	—	2,299	*
Septa High Yield	—	*	30,000	*	—	1,379	*
Siemens—Convertible Global Markets	1,250,000	*	—	*	—	54,865	*
Singlehedge US Convertible Arbitrage Fund	1,403,000	*	331,000	*	—	76,801
Smith Barney Convertible Fund	2,250,000	*	—	*	—	98,757	*
Southern Farm Bureau Life Insurance Company	850,000	*	410,000	*	—	56,161	*
Southern Farm Bureau Life Insurance Company	1,450,000	*	1,450,000	*	—	130,317	*
Southern Farm Bureau Life Insurance Company I (EQ72)	250,000	*	—	*	—	10,973	*
Southern Farm Bureau Life Insurance Company II (EQ79)	250,000	*	—	*	—	10,973	*
Southern Farm Bureau Life Insurance Company III (EQ76)	250,000	*	—	*	—	10,973	*
Sphinx Convertible Arb Fund SPC	—	*	202,000	*	—	9,288	*
Sphinx Convertible Arbitrage (c/o Forest Investment Mngt LLC)	330,000	*	—	*	—	14,484	*
Sphinx Convertible Arbitrage Fund, FPC	50,000	*	—	*	—	2,195	*
Sphinx Fund (c/o TQA Investors, LLC)	105,000	*	48,090	*	—	6,820	*
SPT	2,300,000	*	3,000,000	*	—	238,898	*
St. Albans Partners Ltd.	—	*	15,000,000	1.00%	—	689,732	*
Standard Mutual Insurance Company	250,000	*	—	*	—	10,973	*
Standish Global Fixed Income Fd.	—	*	195,000	*	—	8,967	*
Standish High Yield Portfolio	—	*	240,000	*	—	11,036	*
Standish Opportunistic High Yield Fund	—	*	210,000	*	—	9,656	*
State Employees' Retirement Fund of the State of Delaware	3,980,000	*	—	*	—	174,690	*
State National Insurance Company	110,000	*	—	*	—	4,828	*
State of Oregon/Equity	5,075,000	*	5,100,000	*	—	457,261	*
State of Oregon/SAIF Corporation	3,255,000	*	3,150,000	*	—	287,712	*
State Street Bank Custodian for GE Pension Trust	3,090,000	*	4,560,000	*	—	345,305	*
Sterling Invest Co.	500,000	*	—	*	—	21,946	*
Strategic Partners Asset Allocation Funds, Strategic Partners Conservative Growth Fund	75,000	*	25,000	*	—	4,441	*
Strategic Partners Asset Allocation Funds, Strategic Partners Moderate Fund	75,000	*	50,000	*	—	5,591	*
Sturgeon Limited	1,155,000	*	674,000	*	—	81,687	*
Sunrise Partners Limited Partnership	21,500,000	*	20,143,625	1.34%	49,196	1,869,924	*
Susquehanna Capital Group	—	*	10,000,000	*	—	459,821	*
Swiss Re Financial Products Corp.	14,000,000	*	7,000,000	*	—	936,363	*
TCW Group, Inc. (Series A)	10,925,000	*	—	*	—	479,520	*
TCW Group, Inc. (Series B)	—	*	20,065,000	1.34%	—	922,631	*
Teachers Insurance and Annuity Association	16,000,000	*	—	*	—	702,272	*
Texas Builders Insurance Company	120,000	*	—	*	—	5,267	*
Texas Hospital Insurance Exchange	30,000	*	—	*	—	1,317	*
Thrivent Financial for Lutherans (f/k/a/Lutheran Brotherhood High Yield Fund)	500,000	*	—	*	—	21,946	*
Topanga XI (c/o Banc of America Securities)	4,725,000	*	1,696,000	*	—	285,375	*
Topanga XI Inc. (c/o Promethean)	3,000,000	*	—	*	—	131,676	*
Total Fina Elf Finance USA Inc.	175,000	*	—	*	—	7,681	*
TQA Master Fund Ltd.	4,456,000	*	2,153,670	*	—	294,613	*
TQA Master Plus Fund Ltd.	3,482,000	*	1,601,750	*	—	226,484	*
TQA Special Opportunities Master Fund, Ltd.	—	*	315,000	*	—	14,484	*
Transguard Insurance Company of America, Inc.	1,000,000	*	—	*	—	43,892	*
Travelers Series Trust Convertible Bond	300,000	*	1,700,000	*	—	91,337	*
Tribeca Investments Ltd.	17,500,000	*	—	*	—	768,110	*
Tuscarora Wayne Mutual Insurance Company	80,000	*	—	*	—	3,511	*
UBS O'Connor LLC F/B/O O'Connor Global Convertible Arbitrage Master Limited	10,000,000	*	5,000,000	*	—	668,831	*
UBS O'Connor LLC F/B/O O'Connor Global Convertible Portfolio	1,500,000	*	1,250,000	*	—	123,316	*
UFJ Investments Asia Limited	6,000,000	*	—	*	—	263,352	*
Union Carbide Retirement Account	2,100,000	*	2,800,000	*	—	220,923	*
United Food and Commercial Workers Local 1262 and Employers Pension Fund	1,220,000	*	1,300,000	*	—	113,325	*

United National Insurance Company	700,000	*	—	*	—	30,724	*
Univar USA Inc. Retirement Plan	720,000	*	530,000	*	—	55,973	*
Univest Multi Strategy Convertible	200,000	*	200,000	*	—	17,975	*
US Bank FBO Benedictine Health Systems	150,000	*	165,000	*	—	14,171	*
Van Kampen Harbor Fund	4,000,000	*	3,000,000	*	—	313,514	*
Vanguard Convertible Securities Fund, Inc	22,160,000	*	—	*	—	972,647	*
Verizon Investment	—	*	375,000	*	—	17,243	*
Viacom Inc. Pension Plan Master Trust	—	*	23,000	*	—	1,058	*
Volkswagen High Yield	—	*	15,000	*	—	690	*
Wachovia Bank National Association	69,850,000	2.33%	—	*	—	3,065,856	*
Wachovia Securities inc.	33,380,000	1.11%	—	*	—	1,465,115	*
Wachovia Securities International Ltd.	14,000,000	*	—	*	—	614,488	*
Wake Forest Convertible Arb	—	*	270,000	*	—	12,415	*
Wake Forest University	—	*	369,000	*	—	16,967	*
West Virginia Fire Insurance Company	25,000	*	—	*	—	1,097	*
Western Home Insurance Company	190,000	*	—	*	—	8,339	*
Westward Life Insurance Company	170,000	*	—	*	—	7,462	*
White River Securities L.C.C.	8,500,000	*	—	*	—	373,082	*
Windmill Master Fund LP	25,000,000	*	—	*	—	1,097,300	*
Wisconsin Lawyers Mutual Insurance Company	210,000	*	—	*	—	9,217	*
Wisconsin Mutual Insurance Company	150,000	*	—	*	—	6,584	*
Wolverine Asset Management, LLC	2,275,000	*	—	*	—	99,854	*
World Insurance Company	160,000	*	—	*	—	7,023	*
Worldwide Transactions Ltd.	1,773,000	*	—	*	—	77,821	*
WPG Convertible Arbitrage Overseas Master Fund	1,300,000	*	300,000	*	—	70,854	*
WPG MSA Convertible Arbitrage Fund	250,000	*	250,000	*	—	22,469	*
Wyoming State Treasures	269,000	*	650,000	*	—	41,695	*
Xavex—Convertible Arbitrage 1 Fund	250,000	*	—	*	—	10,973	*
Xavex Convertible Arbitrage #5	8,832,000	*	120,000	*	—	393,172	*
Xavex Convertible Arbitrage 2 Fund	400,000	*	—	*	—	17,557	*
Xavex Convertible Arbitrage 7 Fund c/o (TQA Investors, LLC)	549,000	*	578,000	*	—	50,674	*
Yield Strategies Fund I, LP	—	*	7,500,000	*	—	344,866	*
Yield Strategies Fund II, LP	—	*	7,500,000	*	—	344,866	*
Zazore Convertible Arbitrage Fund L.P.	3,300,000	*	—	*	—	144,844	*
Zazore Hedged Convertible Fund L.P.	3,000,000	*	—	*	—	131,676	*
Zazore Income Fund L.P.	3,000,000	*	—	*	—	131,676	*
Zola Partners, L.P.	1,500,000	*	—	*	—	65,838	*
Zuger Kulturstiftung Landis & Gyr	100,000	*	—	*	—	4,389	*
Zurich Institutional Benchmark Master Fund (c/o Argent)	100,000	*	—	*	—	4,389	*
Zurich Institutional BenchMarks Master Fund Ltd. (c/o SSI Investment Management)	—	*	1,366,000	*	—	62,812	*
Zurich Institutional BenchMarks Master Fund Ltd. (c/o TQA Investors)	555,000	*	271,760	*	—	36,856	*
Zurich Institutional Benchmarks Master Fund Ltd. (c/o Zazore Associates)	2,000,000	*	—	*	—	87,784	*
Zurich Master Hedge Fund (c/o Forest Investment Mgmt LLC)	1,940,000	*	—	*	—	85,150	*

All other Holders of debentures or future transferees, pledgees, donees, assignees or successors of any such holders	771,745,000	25.72%	119,040,499	7.94%	—	39,347,164	1.97%

Total(4)(5)	3,000,000,000	100.00%	1,500,000,000	100.00%	—	200,649,150	10.05%

*
Less than one percent (1%).

(1)
Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act. Excludes Tyco common shares issuable upon conversion of the holder's debentures.

(2)
Assumes conversion of all of the holder's debentures at a conversion rate of 43.8920 Tyco common shares per $1,000 principal amount of the Series A debentures and 45.9821 Tyco common shares per $1,000 principal amount of the Series B debentures. This conversion rate is subject to adjustment, however, as described under "Description of Debentures—Conversion Rights—Conversion Rate and Delivery of Tyco Common Shares" in the accompanying prospectus. As a result, the number of Tyco common shares issuable upon conversion of the debentures may increase or decrease in the future. Does not include Tyco common shares that may be issued by us upon purchase of debentures by us at the option of the holder.

(3)
Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 1,997,333,756 Tyco common shares outstanding as of July 25, 2003. In calculating this amount for each holder, we treated as outstanding the number of Tyco common shares issuable upon conversion of all of that holder's debentures, but we did not assume conversion of any other holder's debentures. Does not include Tyco common shares that may be issued by us upon purchase of debentures by us at the option of the holder.

(4)
Information about other selling securityholders will be set forth in prospectus supplements, if required.

(5)
Assumes that any other holders of debentures, or any future pledgees, donees, assignees, transferees or successors of or from any such other holders of debentures, do not beneficially own any Tyco common shares other than the Tyco common shares issuable upon conversion of the debentures at the initial conversion rate.

The information in this preliminary prospectus supplement is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 30, 2003.

$4,500,000,000
Tyco International Group S.A.
2.750% Series A Convertible Senior Debentures due 2018
3.125% Series B Convertible Senior Debentures due 2023
Fully and unconditionally guaranteed by and convertible into common shares of

        The 2.750% Series A Convertible Senior Debentures due 2018 and 3.125% Series B Convertible Senior Debentures due 2023 were issued in a private placement in January 2003 and are, and will rank equally with all other, unsecured and unsubordinated obligations of Tyco International Group S.A. (the "Company") and are fully and unconditionally guaranteed on an unsecured and unsubordinated basis by Tyco International Ltd. ("Tyco"). Selling securityholders may use this prospectus, as supplemented from time to time by prospectus supplements, to resell their debentures and the Tyco common shares issuable upon conversion or purchase by the Company of their debentures.

        Interest on the Series A debentures and the Series B debentures accrues from January 13, 2003, and is payable on January 15 and July 15 of each year, beginning on July 15, 2003.

        The Series A debentures and the Series B debentures are convertible, at the holder's option, into Tyco common shares. Tyco common shares are quoted on the New York Stock Exchange under the symbol "TYC."

        The Series A debentures will mature on January 15, 2018, and the Series B debentures will mature on January 15, 2023, in each case unless earlier redeemed, repurchased or converted. The Company may redeem the Series A debentures at any time on or after January 20, 2006, and may redeem the Series B debentures at any time on or after January 20, 2008. Holders may require the Company to purchase all or a portion of their Series A debentures on January 15, 2008, and January 15, 2013, and may require the Company to purchase all or a portion of their Series B debentures on January 15, 2015. The Company may choose to pay the purchase price in cash, Tyco common shares or a combination of cash and Tyco common shares. Holders also may require the Company to purchase their debentures for cash upon a fundamental change involving Tyco.

Investing in the debentures and our common shares involves risks. See "Risk Factors" beginning on page 6.

        We will not receive any of the proceeds from the sale of the debentures or the Tyco common shares by the selling securityholders. The debentures and the Tyco common shares may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the Tyco common shares may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution."

        Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2003

About this Prospectus	1
Where You Can Find More Information	1
Incorporation of Certain Documents by Reference	2
Forward-looking Statements	3
Summary	4
Risk Factors	6
Use of Proceeds	7

Description of Debentures	7
Certain Luxembourg, Bermuda and United States Federal Income Tax Considerations	25
Plan of Distribution	29
Enforcement of Civil Liabilities	33
Legal Matters	34
Independent Accountants	34

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration or continuous offering process. Under this prospectus, as supplemented from time to time by a prospectus supplement, the selling securityholders from time to time may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the selling securityholders may offer. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities. Any prospectus supplement also may add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the headings "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

        The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the Securities and Exchange Commission Web Site (www.sec.gov) or at the Securities and Exchange Commission offices mentioned under the heading "Where You Can Find More Information."

WHERE YOU CAN FIND MORE INFORMATION

        Tyco files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these materials at the following SEC reference rooms:

450 Fifth Street, N.W. Room 1024 Washington, DC 20549	500 West Madison Street Suite 1400 Chicago, Illinois 60661

        You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a Web Site at www.sec.gov that contains reports, proxy statements and other information regarding issuers, like Tyco, that file electronically with the SEC. You may find Tyco's reports, proxy statements and other information at the SEC Web Site. In addition, you can obtain reports and proxy statements and other information about Tyco at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Company and Tyco "incorporate by reference" information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained in this prospectus, a prospectus supplement or a subsequently filed document that is incorporated by reference. This prospectus incorporates by reference the documents set forth below that Tyco previously has filed with the SEC.

TYCO SEC Filings (File No. 001-13836)
Quarterly Report on Form 10-Q for the fiscal quarter ended on March 31, 2003, filed on May 15, 2003, as amended by Amendment No. 1 on Form 10-Q/A, filed on July 29, 2003
Quarterly Report on Form 10-Q for the fiscal quarter ended on December 31, 2002, filed on February 14, 2003, as amended by Amendment No. 1 on Form 10-Q/A, filed on July 29, 2003

Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed on December 30, 2002, as amended by Amendment No. 1 on Form 10-K/A, filed on January 28, 2003, and by Amendment No. 2 on Form 10-K/A, filed on July 29, 2003
Current Reports on Form 8-K, filed on October 8, 2002, October 25, 2002, January 9, 2003, January 14, 2003, February 13, 2003, March 13, 2003, May 1, 2003 and June 16, 2003
The description of Tyco common shares as set forth in its Registration Statement on Form 8-A/A, filed on March 1, 1999

        All documents filed by Tyco with the SEC under the Exchange Act from the date of this prospectus to the end of the offering of the debentures and Tyco common shares under this document shall also be deemed to be incorporated herein by reference.

        You may request a copy of these filings at no cost, by writing or calling Tyco at the following address or telephone number:

  Tyco International Ltd.
  The Zurich Centre, Second Floor
  90 Pitts Bay Road
  Pembroke HM 08, Bermuda L-2420
  (441) 292-8674

        Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

        We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell or solicitations of offers to purchase the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this prospectus or in documents incorporated by reference into this prospectus that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, future liquidity needs, business strategies, financing plans, competitive position, potential growth opportunities, cost-saving expectations, litigation and governmental investigations, the effects of future regulation and the effects of competition.

        Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

        You should understand that many important factors, in addition to those discussed elsewhere in this prospectus, could cause our results to differ materially from those expressed in forward-looking statements. These factors include the "Risk Factors" included in this prospectus.

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in the debentures. We urge you to read this entire prospectus, including the "Risk Factors" and the information incorporated by reference into this prospectus. The terms "Tyco," "we," "our" and "us" refer to Tyco International Ltd. and its consolidated subsidiaries, and the term the "Company" refers to Tyco International Group S.A.

Tyco

        Tyco is a diversified manufacturing and service company that, through its subsidiaries:

  •
  designs, manufactures, installs, monitors and services electronic security and fire protection systems;

  •
  designs, manufactures and distributes electrical and electronic components, and designs, manufactures, installs, operates and maintains undersea fiber-optic cable communications systems;

  •
  designs, manufactures and distributes medical devices and supplies;

  •
  designs, manufactures, distributes and services engineered products including industrial valves and controls and steel tubular goods and provides environmental consulting services; and

  •
  designs, manufactures and distributes plastic products, adhesives and films.

        Tyco is a Bermuda company. Our registered and principal executive office is located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. Our telephone number is (441) 292-8674. The executive office of our principal United States subsidiaries is located at 273 Corporate Drive, Suite 100, Portsmouth, New Hampshire 03801. The telephone number there is (603) 334-3900.

The Company

        Tyco International Group S.A., a Luxembourg company, is a wholly owned subsidiary of Tyco. The Company's registered and principal offices are located at 17, Boulevard de la Grande-Duchesse Charlotte, L-1331 Luxembourg. Its telephone number is (352) 464-340-1. The Company is a holding company whose only business is to own indirectly a substantial portion of the operating subsidiaries of Tyco and to perform treasury operations for Tyco companies. Otherwise, it conducts no independent business.

The Offering

Securities Offered	Series A 2.750% Convertible Senior Debentures due 2018 and Series B 3.125% Convertible Senior Debentures due 2023.
Maturity of the Debentures	The Series A debentures will mature on January 15, 2018, and the Series B debentures will mature on January 15, 2023.
Interest
2.750% per year in the case of the Series A debentures and 3.125% per year in the case of the Series B debentures, in each case computed on the sum of the principal amount plus any accrued but unpaid non-current interest, payable semiannually in arrears on January 15 and July 15 of each year.
Guarantees	The debentures are fully and unconditionally guaranteed on an unsecured and unsubordinated basis by Tyco, the parent of the Company.

Ranking
The debentures and guarantees are unsecured and unsubordinated obligations and rank equal in right of payment with all of the Company's and Tyco's existing and future unsecured and unsubordinated indebtedness.
Conversion Rights
Holders of the debentures have the right to convert each of their debentures into Tyco common shares prior to the stated maturity. Unless the debentures previously have been redeemed or purchased, the ability to surrender the Series A debentures and the Series B debentures for conversion will expire at the close of business on January 15, 2018, for the Series A debentures and on January 15, 2023, for the Series B debentures.
Optional Redemption	We may redeem all or a portion of:
• the Series A debentures, on or after January 20, 2006, at redemption prices declining from 101.100% per $1,000 principal amount plus accrued and unpaid interest; and
• the Series B debentures, on or after January 20, 2008, at redemption prices declining from 101.823% per $1,000 principal amount plus accrued and unpaid interest.
Purchase of Debentures by Us at the Option of the Holder
Holders of debentures may require the Company to purchase all or a portion of their debentures on any of the following dates at par plus accrued and unpaid interest to, but excluding, each purchase date:
• in the case of the Series A debentures, on January 15, 2008, and January 15, 2013; and
• in the case of the Series B debentures, on January 15, 2015;

The Company may choose to pay the purchase price in cash or common shares, or a combination of cash and common shares. If the Company chooses to pay all or part of the purchase price in common shares, the shares will be valued at 99% of the market price (as defined) of the common shares for the ten trading days ending on the third business day prior to the purchase date.
Fundamental Change
If we undergo a fundamental change, holders will have the option to require the Company to purchase for cash all or any portion of their debentures not previously called for redemption. The Company will pay a purchase price equal to 100% of the principal amount of the debentures to be purchased plus any accrued and unpaid interest to the purchase date.
Events of Default
If there is an event of default on the debentures, the issue price of the debentures plus the accrued interest may be declared immediately due and payable. These amounts automatically become due and payable in certain circumstances.
DTC Eligibility
The debentures have been issued in book-entry form and are represented by one or more permanent global certificates deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Beneficial interests in any of the debentures will be shown on, and transfers will be effected only through records maintained by, DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

RISK FACTORS

        You should carefully consider the risks described below before investing in our securities. The risks described below are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as competition, technological obsolescence, labor relations, general economic conditions, geopolitical events and international operations. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations and our liquidity.

We may not have the ability to raise the funds necessary to finance a purchase of debentures at the option of the holder or a fundamental change offer.

        Upon the occurrence of certain specific kinds of fundamental changes in the ownership of our common shares, generally referred to as a fundamental change, we will be required to offer to repurchase the debentures at 100% of their principal amount, plus accrued and unpaid interest to the date of repurchase. The occurrence of certain kinds of fundamental changes also would constitute a default under our senior credit facilities. Our credit facilities restrict our ability to repurchase the debentures upon a fundamental change. Accordingly, we would be required to offer to repay all borrowings under the senior credit facilities, or obtain the consent of our lenders under the senior credit facilities, before we could purchase all of the debentures. In order to repay our borrowings under the senior credit facilities, we expect that we would require third-party financing, and we cannot assure you that we would be able to obtain this financing on commercially reasonable terms or at all. If we do not repay these borrowings or obtain the consent of our lenders under the senior credit facilities, we would remain prohibited from purchasing debentures. In that case, our failure to purchase any tendered debentures would constitute a default under the indenture, which in turn would constitute a default under the senior credit facilities. Upon certain fundamental changes, we will also be required to offer to repurchase other indebtedness. We cannot assure you that we would have the financial ability to purchase the debentures at the option of the holder upon the occurrence of a fundamental change.

Our credit facilities restrict our ability to pay dividends on our common shares.

        Future dividends, if any, on our common shares will be at the discretion of Tyco's board of directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Our credit facilities prohibit us from making certain restricted payments, including prepayments of certain debt maturing before December 31, 2004, repurchases of common shares and dividends, in an aggregate amount exceeding $200 million, which amount would be subject to increase based upon issuances of equity.

The conversion rate of the debentures may not be adjusted for all dilutive events.

        The conversion rate of the debentures will not be adjusted for certain events, such as third-party tender or exchange offers, that may affect the trading price of the debentures or of Tyco common shares. The conversion rate of the debentures may not be adjusted for other events, such as dividends on Tyco common shares, the issuance of rights or warrants or distributions of securities, property, assets or cash. There can be no assurance that an event that adversely affects the value of the debentures, but does not result in an adjustment to the conversion rate, will not occur.

There may be tax consequences to the conversion of the debentures.

        The conversion of debentures into Tyco common shares will be a taxable event for U.S. federal income tax purposes. Accordingly, holders who are required to pay U.S. income tax will be required to recognize gain or loss equal to the difference between the fair market value of the common shares on the date of conversion (plus any cash received in lieu of fractional shares and excluding the value of any common shares attributable to accrued and unpaid interest) and their tax basis in the debentures.

USE OF PROCEEDS

        The selling securityholders will receive all of the proceeds from the sale of the debentures and underlying common shares under this prospectus. We will not receive any of the proceeds from the sale by any selling securityholder of debentures or the underlying common shares.

DESCRIPTION OF DEBENTURES

        The Company issued the debentures and Tyco issued the related guarantees under a senior indenture dated as of January 13, 2003, among the Company, Tyco, as guarantor, and U.S. Bank National Association, as trustee. The following summarizes the material provisions of the debentures, the guarantees and the indenture. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture. As used in this description, the words "we," "us," "our," the "Company" or "Tyco" do not include any current or future subsidiaries of the Company or Tyco.

General

        On January 13, 2003, the Company issued $3.0 billion aggregate principal amount of Series A debentures and $1.5 billion aggregate principal amount of Series B debentures. The Series A debentures will mature on January 15, 2018 and the Series B debentures will mature on January 15, 2023. The principal amount of each debenture is $1,000 or an integral multiple of $1,000. Principal, interest, premium, additional amounts and liquidated damages, if any, on the debentures will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by the Company for such purpose, in the Borough of Manhattan, The City of New York, or, at our option, such payments may be made by check mailed to the holders of the debentures at their respective addresses set forth in the register of the holders of the debentures.

        The Series A debentures will accrue interest at a rate of 2.750% and the Series B debentures will accrue interest at a rate of 3.125%, subject to increases described in "Registration Rights" below. Interest on the debentures will be payable on January 15 and July 15 of each year, beginning July 15, 2003, to the person in whose name such debentures are registered at the close of business on the preceding January 5th or July 5th. Interest will be computed on the basis of a 360-day year comprising twelve 30-day months. The Company will not be required to make any payment on the debentures due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will be payable on the payment date for the additional period of time.

        Interest will cease to accrue on a debenture upon its maturity, conversion, purchase by the Company at the option of a holder or redemption. The Company may not reissue a debenture that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled. In certain circumstances described in "Conversion Rights," however, a debenture surrendered by a holder for conversion may be transferred to a third party and remain outstanding.

        Holders may present for conversion any debenture at the office of the conversion agent, and may present debentures for registration of transfer at the office of the trustee.

No Meeting of the Holders of the Debentures

        The provisions of articles 86 to 94-4 of the Luxembourg law dated August 10, 1915, on commercial companies, as amended, shall not apply to the debentures.

Ranking of Debentures

        The debentures are unsecured and unsubordinated obligations of the Company. The debentures rank equal in right of payment with all of the Company's existing and future unsecured and unsubordinated indebtedness.

The Guarantees

        Tyco has fully and unconditionally guaranteed the due and punctual payment of the Company's obligations under the indenture with respect to the debentures, including the obligation to deliver Tyco common shares upon conversion of the debentures, when and as the same become due and payable. Tyco's guarantees are unsecured and unsubordinated obligations of Tyco and rank equally with other unsecured and unsubordinated obligations of Tyco. The guarantees provide that in the event of a default in payment of principal, interest, premium or additional amounts, if any, on a debenture, the holder of that debenture may institute legal proceedings directly against Tyco to enforce the guarantees without first proceeding against the Company.

Conversion Rights

  General

        Holders of the debentures have the right to convert each of their debentures into Tyco common shares at any time prior to the stated maturity, unless previously redeemed or purchased. Upon original issuance of the debentures, a holder had the right to convert each $1,000 principal amount of debentures into Tyco common shares at conversion rates of:

  •
  43.8920 common shares per Series A debenture, equal to a conversion price of approximately $22.7832; and

  •
  45.9821 common shares per Series B debenture, equal to a conversion price of approximately $21.7476.

        These conversion rates are subject to adjustment as described below, but we will not make any payment or other adjustment for accrued and unpaid interest on the debentures tendered for conversion. The trustee initially will act as conversion agent.

        If any debentures are tendered for conversion during the period after a record date for an interest payment date to but excluding the corresponding interest payment date, then unless that debenture has been called for redemption or is subject to repurchase on a date that occurs during such period (in which case, the Company will not be required to pay interest on such interest payment date with respect to that debenture), the debenture must be accompanied by funds equal to the interest payable on that interest payment date on the principal amount so converted. The holder, however, will not be required to make any such payment to the extent any overdue interest exists at the time of conversion with respect to such debentures.

        In the case of debentures called for redemption or in the event any holder exercises its right to require the Company to repurchase the debentures upon a "fundamental change," as defined below, or on designated purchase dates, the holder's conversion right will terminate on the close of business on the last business day before the redemption date or purchase date, as the case may be, unless the Company defaults in the payment of the redemption price or purchase price. If a holder has submitted its debentures for purchase, the holder may convert its debentures only if it withdraws its election in accordance with the indenture.

        If Tyco is a party to a consolidation, merger or binding share exchange pursuant to which its common shares are converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a debenture into Tyco common shares will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its debenture immediately prior to the transaction. If the transaction also constitutes a fundamental change the holder can require the Company to purchase all or a portion of its debentures as described under "Fundamental Change of Tyco Requires Purchase of Debentures by Us at the Option of the Holder."

  Exchange in Lieu of Conversion

        When a holder surrenders debentures for conversion, the conversion agent will cause the debentures first to be offered to a financial institution chosen by us for exchange in lieu of conversion. We expect that the designated institution will submit to the conversion agent a non-binding offer to accept debentures surrendered for conversion. In order to accept debentures surrendered for conversion, the designated institution must agree to exchange for such debentures a number of Tyco common shares equal to the number of shares the holder of such debentures would receive upon conversion, plus cash for any fractional shares. If the institution accepts any such debentures, it will deliver the appropriate number of Tyco common shares to the conversion agent and the conversion agent will deliver those shares to the holder who surrendered the debentures. The designation of an institution to which debentures may be submitted for exchange does not require the institution to accept any debentures from the conversion agent. If the designated institution declines to accept any debentures in whole or in part, those debentures or parts of debentures will be converted into Tyco common shares as of the close of business on the business day following the business day on which the debentures are surrendered for conversion. If the designated institution agrees to accept any debentures for exchange but does not timely deliver the related shares, the debentures will be converted and the Tyco common shares will be delivered. Any debentures accepted for exchange by the designated institution will remain outstanding.

        We will not pay any consideration to, or otherwise enter into any arrangement with, the designated institution for or with respect to such designation. We anticipate that we will initially designate J.P. Morgan Securities Inc. as the institution to which offers described above will be made, although we may change this designation at any time.

        Regardless of whether a debenture is converted or the designated institution accepts a debenture in exchange for Tyco common shares and cash in lieu of fractional shares, a U.S. holder that holds the debenture as a capital asset generally will recognize capital gain or loss equal to the difference between the fair market value of the Tyco common shares and cash received and the U.S. holder's tax basis in its debentures. See "Certain Luxembourg, Bermuda and United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange, Retirement or Conversion" and "Risk Factors—There may be tax consequences to your ownership of the debentures."

  Conversion Rate and Delivery of Tyco Common Shares

        As of the date of original issuance of the debentures, the conversion rate was 43.8920 Tyco common shares per Series A debenture and 45.9821 Tyco common shares per Series B debenture. The conversion rate is subject to adjustment upon the occurrence of certain events described below. A holder of a debenture otherwise entitled to a fractional share will receive cash equal to the then-current market value of such fractional share.

        On conversion of a debenture, a holder will not receive any cash payment representing accrued and unpaid interest, nor will the conversion rate be adjusted for accrued and unpaid interest. Delivery to the holder of the full number of Tyco common shares into which the debenture is convertible, together with any cash payment for such holder's fractional shares, will be deemed to satisfy the Company's obligation to pay:

  •
  the principal amount of the debenture; and

  •
  interest accrued for the period from the issue date or last interest payment date, as the case may be, through the conversion date.

        As a result, accrued and unpaid interest on converted debentures will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

        As soon as practicable following the conversion date, we will deliver through the conversion agent a certificate for the number of full Tyco common shares into which any debenture is converted, together with any cash payment for fractional shares.

        The Company will adjust the conversion rate for:

  •
  dividends or distributions on Tyco common shares payable in common shares or other capital stock of Tyco;

  •
  subdivisions, combinations or certain reclassifications of Tyco common shares;

  •
  distributions to all holders of Tyco common shares of certain rights entitling them to purchase Tyco common shares, for a period expiring within 60 days, at less than the quoted price at the time;

  •
  distributions to all holders of Tyco common shares, whether by dividend or in a consolidation, merger, amalgamation or otherwise, of evidences of indebtedness, shares of capital stock of any class or series, other securities, property or assets, or certain rights to purchase securities (other than Tyco common shares or other capital stock of Tyco referred to in the first bulleted paragraph above, distributions of rights or warrants referred to in the third bulleted paragraph above, dividends and distributions payable exclusively in cash referred to in the next succeeding bulleted paragraph below and other than as a result of a transaction described in the second succeeding paragraph below); provided that the adjustment for any dividend or other distribution of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a spin-off, will be determined using the arithmetic average of the volume-weighted average of the sales prices of such distributed securities and of Tyco common shares over the five consecutive trading days commencing on and including the sixth day of trading following the effectiveness of the spin-off; provided further that if such distributed securities in the spin-off are concurrently offered in an initial public offering, the adjustment will be determined using the sale prices for such distributed securities and Tyco common shares on the first trading day of the offering;

  •
  the payment of a cash dividend or making of other distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in the immediately preceding bulleted paragraph above, or cash distributed in a transaction described in the second succeeding paragraph below) to all holders of Tyco common shares that combined with other such all-cash dividends or distributions made within the preceding 12 months (for which no conversion rate adjustment has previously been made) exceeds 10% of the closing price of the Tyco common shares on the day preceding the date of declaration of such dividend or other distribution; and

  •
  the payment in respect of a tender or exchange offer by Tyco, the Company or any of our subsidiaries for all or any portion of Tyco's common shares, and such tender or exchange offer, as amended upon expiration thereof, requires the payment to Tyco common shareholders of consideration per common share having a fair market value, as determined by the board of directors of Tyco, whose determination in good faith will be conclusive, that as of the last time (which we refer to as the "expiration time") tenders or exchanges may be made pursuant to such tender or exchange offer, as it may be amended, exceeds the current market price per Tyco common share as of the trading day next succeeding the expiration time.

The Company will not adjust the conversion rate, however, if holders of debentures are to participate in the transaction without conversion, or in certain other cases.

        The indenture permits the Company to increase the conversion rate from time to time.

        If we are party to a consolidation, merger or binding share exchange pursuant to which Tyco common shares are converted into cash, securities or other property, at the effective time of the transaction, the right to convert a debenture into Tyco common shares will be changed into a right to convert it into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its debenture immediately prior to the transaction. If the transaction also constitutes a fundamental change, the holder can require us to purchase all or a portion of its debentures as described under "Fundamental Change of Tyco Requires Purchase of Debentures by Us at the Option of the Holder."

        In the event of:

  •
  a taxable distribution to holders of Tyco common shares that results in an adjustment of the conversion rate, or

  •
  an increase in the conversion rate at our discretion,

the holders of the debentures in certain circumstances may be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain Luxembourg, Bermuda and United States Federal Income Tax Considerations—U.S. Holders—Constructive Dividend."

Redemption of Debentures at the Company's Option

        The Company will give not less than 15 days' nor more than 60 days' notice of redemption by mail to holders of debentures. Holders may convert debentures or portions of debentures called for redemption until the close of business on the last business day prior to the redemption date.

        If the Company redeems less than all of the outstanding debentures, the trustee will select the debentures to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder's debentures is selected for partial redemption and the holder converts a portion of the debentures, the converted portion will be deemed to be the portion selected for redemption. There is no sinking fund for the debentures.

        Prior to January 20, 2006, the Series A debenture will not be redeemable. Beginning on that date, the Company may redeem the Series A debentures for cash in whole at any time, or in part from time to time, at the following redemption prices, expressed as a percentage of the principal amount of the Series A debentures, plus accrued and unpaid interest to, but excluding, the redemption date.

Redemption Period	Redemption Price
Beginning January 20, 2006, and ending on January 14, 2007	101.100%
Beginning January 15, 2007, and ending on January 14, 2008	100.550%
Beginning January 15, 2008, and thereafter	100.000%

        Prior to January 20, 2008, the Series B debenture will not be redeemable. Beginning on that date, the Company may redeem the Series B debentures for cash in whole at any time, or in part from time to time, at the following redemption prices, expressed as a percentage of the principal amount of the Series B debentures, plus accrued and unpaid interest to, but excluding, the redemption date.

Redemption Period	Redemption Price
Beginning January 20, 2008, and ending January 14, 2009	101.823%
Beginning January 15, 2009, and ending January 14, 2010	101.563%
Beginning January 15, 2010, and ending January 14, 2011	101.302%
Beginning January 15, 2011, and ending January 14, 2012	101.042%
Beginning January 15, 2012, and ending January 14, 2013	100.781%
Beginning January 15, 2013, and ending January 14, 2014	100.521%
Beginning January 15, 2014, and ending January 14, 2015	100.260%
Beginning January 15, 2015, and thereafter	100.000%

Purchase of Debentures at the Option of the Holder

  General

        Each holder may require the Company to purchase the debentures on the following dates:

  •
  in the case of Series A debentures, on January 15, 2008, and January 15, 2013; and

  •
  in the case of Series B debentures, on January 15, 2015.

The purchase price will be equal to 100% of the principal amount of the debentures plus accrued and unpaid interest to, but excluding, the applicable purchase date.

        As discussed below under "Election to Pay Purchase Price in Tyco Common Shares," the Company may elect to pay the purchase price of the Series A and the Series B debentures to be purchased in cash or Tyco common shares, or in any combination of cash and Tyco common shares.

        In connection with any purchase of debentures, the Company will send notice not less than 20 business days prior to the applicable purchase date to the holders setting forth the information specified below and indicating whether the Company will pay the purchase price in cash or Tyco common shares or a combination of cash and Tyco common shares. In either case, the notice will include a form of purchase notice to be completed by a holder and will state:

  •
  the purchase price and the conversion rate;

  •
  the name and address of the paying agent and the conversion agent;

  •
  that the debentures as to which a purchase notice has been given may be converted only if the applicable purchase notice has been withdrawn in accordance with the terms of the indenture;

  •
  that the debentures must be surrendered to the paying agent to collect payment;

  •
  that the purchase price for any debenture as to which a purchase notice has been given and not withdrawn will be paid promptly following the later of the purchase date and the time of surrender of the debenture;

  •
  the procedures the holder must follow to exercise the right to require us to purchase debentures under the indenture and a brief description of that right;

  •
  briefly, the conversion rights of the debentures;

  •
  the procedures for withdrawing a purchase notice;

  •
  that, unless the Company defaults in making payment on the debentures for which a purchase notice has been submitted, interest on the debentures will cease to accrue on the purchase date; and

  •
  the CUSIP number of the debentures.

        If the Company has elected to pay the purchase price in Tyco common shares or a combination of cash and Tyco common shares, the notice also will state:

  •
  that each holder will receive all or a specified percentage of the purchase price in Tyco common shares;

  •
  the method of calculating the number of Tyco common shares to be delivered and that cash will be paid in lieu of fractional shares; and

  •
  that because the market price of Tyco common shares will be determined prior to the purchase date, holders will bear the market risk with respect to fluctuations in the market price of the Tyco common shares from the date the market price is determined to the purchase date.

        In order to exercise the option to require us to purchase the debentures, a holder must deliver a written purchase notice to the paying agent at any time from the opening of business 20 business days prior to a purchase date until the close of business on the purchase date. The purchase notice must state:

  •
  the certificate and CUSIP number of the debentures to be delivered for purchase;

  •
  the portion of the principal amount of the debentures to be purchased, which portion must be $1,000 or an integral multiple of $1,000;

  •
  that the debentures are to be purchased by us pursuant to the applicable provisions of the debentures and the indenture; and

  •
  if the Company has elected to pay the purchase price of the debentures, in whole or in part in Tyco common shares, but the Company must pay in cash because one or more of the conditions to pay in Tyco common shares are not satisfied on or prior to the purchase date, whether such holder elects:

  (1)
  to withdraw the purchase notice as to some or all of the debentures to which the purchase notice relates; or

  (2)
  to receive cash in respect of the entire purchase price for all debentures or portions of debentures to which the purchase notice relates.

        If a holder, in the purchase notice and in any written notice of withdrawal, fails to indicate a choice with respect to the election described in the last bullet point above, the holder will be deemed to have elected to receive cash for all debentures subject to the purchase notice in these circumstances. The Company will purchase from each holder the debentures or a portion of the debentures described in the holder's purchase notice upon delivery of the debentures, together with all necessary endorsements, to the paying agent.

        Any holder that properly delivers a purchase notice will have the right to withdraw the purchase notice at any time prior to the close of business on the purchase date by delivery of a written notice of withdrawal to the paying agent in accordance with the indenture. The notice of withdrawal must state:

  •
  the principal amount being withdrawn;

  •
  the certificate numbers of the debentures being withdrawn; and

  •
  the principal amount, if any, of the debentures that remain subject to the purchase notice.

  Election to Pay Purchase Price in Tyco Common Shares

        As noted above, the Company may elect to pay the purchase price of the debentures to be purchased on January 15, 2008, January 15, 2013, or January 15, 2015, in cash or Tyco common shares, or in any combination of cash and Tyco common shares. If the Company elects to pay all or a portion of the purchase price on any such date in common shares, all holders whose debentures are purchased on that purchase date will receive the same ratio of cash to Tyco common shares in payment of the purchase price, except in limited circumstances as provided in the indenture. The Company may not change its election with respect to the payment in cash or Tyco common shares, or the applicable percentages of each, to be paid once it has given its notice to holders unless any condition to the payment in Tyco common shares is not satisfied.

        If the Company elects to deliver Tyco common shares in payment of all or any portion of the purchase price, the number of Tyco common shares that the Company will deliver will be equal to the quotient of:

  (1)
  the amount of cash to which the holders would have been entitled had the Company elected to pay the purchase price in cash, divided by

  (2)
  99% of the market price of a Tyco common share.

        The "market price" means the arithmetic average of the volume-weighted average price per share of the Tyco common shares on the principal U.S. securities exchange on which the Tyco common shares are traded, or if the securities are not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq Stock Market, for each of the ten trading days ending on the third business day prior to the applicable purchase date, as reported by Bloomberg Professional Service. If the third business day prior to the applicable purchase date is not a trading day, the ten day trading period will end on the last trading day prior to the third business day prior to the applicable purchase date. If, on any trading day in the ten trading day period, no volume-weighted average price is reported for the Tyco common shares by Bloomberg Professional Service, the sale price of a Tyco common share will be substituted for the volume-weighted average price for such day. The market price will be appropriately adjusted to take into account the occurrence, during the period commencing on the first trading day during such ten trading day period and ending on the purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the Tyco common shares.

        The "sale price" of a security on any date means the closing per share sale price (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such date as reported on the principal U.S. securities exchange on which the securities are traded or, if the securities are not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq Stock Market or by the National Quotation Bureau Incorporated. In the absence of such quotations, the Company shall be entitled to determine the sales price on the basis of such quotations as it considers appropriate.

        In lieu of delivering a fractional common share in payment of the purchase price, the Company will pay cash for the current market value of the fractional share. If a holder elects to have more than one debenture purchased, the number of Tyco common shares shall be based on the aggregate amount of the debentures to be purchased.

        The Company's right to elect to purchase the debentures through the delivery of Tyco common shares is subject to various conditions, including:

  •
  the registration of such Tyco common shares under the Securities Act and the Exchange Act, if required; and

  •
  any necessary qualification or registration under applicable state securities laws.

If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, the Company will pay the purchase price for the holder's debentures entirely in cash.

Fundamental Change of Tyco Requires Purchase of Debentures by Us at the Option of the Holder

        In the event of a "fundamental change" of Tyco, as defined below, each holder will have the right, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's debentures, in integral multiples of $1,000 principal amount. The purchase price for each $1,000 principal amount of debentures will be 100% of the principal amount of the debenture plus accrued and unpaid interest to the date of purchase. The Company will be required to purchase the debentures as of a date specified by the Company that will not be less than 35 nor more than 45 business days after the occurrence of the fundamental change. We refer to this date as the "fundamental change purchase date."

        Within 15 business days after a fundamental change occurs, the Company is required to mail to the trustee, to all holders of debentures at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law, a notice regarding the fundamental change. The notice is required to state, among other things:

  •
  the events causing a fundamental change;

  •
  the date of the fundamental change;

  •
  the last date on which a holder may exercise the purchase right;

  •
  the fundamental change purchase price;

  •
  the fundamental change purchase date;

  •
  the name and address of the paying agent and the conversion agent;

  •
  the conversion rate and any adjustments to the conversion rate;

  •
  that debentures with respect to which a fundamental change purchase notice has been given by the holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

  •
  the procedures that holders must follow to exercise these rights.

        To exercise this right, the holder must deliver a written notice to the paying agent so that it is received by the paying agent no later than the close of business on the fundamental change purchase date. The purchase notice must state:

  •
  the certificate numbers of the debentures to be delivered by the holder;

  •
  the portion of the principal amount of debentures to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

  •
  that the Company is to purchase such debentures pursuant to the applicable provisions of the debentures.

        A holder may withdraw any fundamental change purchase notice by delivering a written notice of withdrawal to the paying agent so that it is received by the paying agent prior to the close of business on the fundamental change purchase date. The notice of withdrawal must state:

  •
  the principal amount being withdrawn;

  •
  the certificate numbers of the debentures being withdrawn; and

  •
  the principal amount, if any, of the debentures that remain subject to a fundamental change purchase notice.

        The Company's obligation to pay the fundamental change purchase price for a debenture for which a holder has delivered, and not validly withdrawn, a fundamental change purchase notice is conditioned upon delivery of the debenture, together with necessary endorsements, to the paying agent at any time after the delivery of such fundamental change notice. The Company will cause the fundamental change purchase price for such debenture to be paid promptly following the later of the fundamental change purchase date or the time of delivery of such debenture.

        If the paying agent holds money sufficient to pay the fundamental change purchase price of the debenture on the fundamental change purchase date in accordance with the terms of the indenture, then, immediately after the fundamental change purchase date, the debenture will cease to be outstanding and interest on the debenture will cease to accrue, whether or not the debenture is delivered to the paying agent. After the debenture has ceased to be outstanding, all other rights of the holder shall terminate, other than the right to receive the fundamental change purchase price upon delivery of the debenture.

        Under the indenture, a "fundamental change" of Tyco is deemed to have occurred at such time as:

  •
  any "person" or "group" (as such terms are used in Section 13(d) and Section 14(d) of the Exchange Act or any successor provision to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than Tyco, its subsidiaries or their employee benefit plans, files a Schedule 13D or Schedule TO, or any successor schedule, form or report under the Exchange Act, disclosing that such person has become the beneficial owner of 50% or more of the voting power of Tyco common shares or other capital stock into which Tyco common shares are reclassified or changed, with certain exceptions; or

  •
  any share exchange, consolidation or merger of Tyco, or the consolidation or merger of any person with or into a subsidiary of Tyco if Tyco common shares are issued in connection therewith, is consummated pursuant to which the Tyco common shares would be converted into cash, securities or other property, in each case other than a share exchange, consolidation or merger in which the holders of Tyco common shares immediately prior to the share exchange, consolidation or merger, directly or indirectly, have at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger; or

  •
  the consummation of the sale, transfer, assignment, lease conveyance or other disposition, directly or indirectly, of all or substantially all of the assets of Tyco and its subsidiaries considered as a whole; or

  •
  Tyco or any of its affiliates purchases, in a transaction or series of transactions, Tyco common shares, and solely as a result of such purchases, the aggregate number of Tyco common shares held by Tyco and its affiliates exceeds 70% of the total number of Tyco common shares issued and outstanding at such time and the closing price per Tyco common share for any five trading days within the period of the ten consecutive trading days immediately after the later of the last date of such purchase or the public announcement of such purchase is less than 100% of the conversion price that results by dividing the principal amount per debenture by the conversion rate in effect on each of those trading days.

        Holders of the debentures will not have the foregoing right to receive the fundamental change purchase price if among other items:

  •
  the sale price per Tyco common share for any five trading days within the period of ten consecutive trading days ending immediately after the later of the fundamental change or the public announcement thereof (in the case of a fundamental change under the second bulleted paragraph above) or the period of ten consecutive trading days ending immediately before the fundamental change in the case of a fundamental change under the first, third and fourth bulleted paragraphs above) shall equal or exceed 105% of the conversion price of the debentures immediately after the fundamental change and the public announcement thereof; or

  •
  at least 90% of the consideration delivered to the holders of Tyco common shares in the fundamental change transaction consists of shares of capital stock traded on a U.S. national securities exchange or quoted on The Nasdaq National Market, and as a result of the transaction, the debentures become convertible into this capital stock.

        For purposes of the above paragraph the term "capital stock of any person" means any and all shares, interests, participations or other equivalents, however designated, of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person, and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

        The indenture does not permit the Company's board of directors to waive its obligation to purchase debentures at the option of holders in the event of a fundamental change.

        In connection with any purchase offer in the event of a fundamental change, we will:

  •
  comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

  •
  file a Schedule TO or any other required schedule under the Exchange Act.

        The fundamental change purchase feature of the debentures in certain circumstances may discourage or make more difficult a takeover of Tyco. The fundamental change purchase feature, however, is not the result of our knowledge of any specific effort:

  •
  to accumulate Tyco common shares;

  •
  to obtain control of Tyco by means of a merger, tender offer, solicitation or otherwise; or

  •
  by management to adopt a series of anti-takeover provisions.

Instead, the fundamental change purchase feature is a standard term contained in other offerings of debentures.

        Tyco could, in the future, enter into certain transactions that would not constitute a fundamental change within the meaning of the indenture or require us to purchase debentures but that would increase the amount of our, or our subsidiaries', outstanding indebtedness.

        Neither the Company nor Tyco as guarantor may purchase debentures at the option of holders upon a fundamental change if an event of default with respect to the debentures, other than a default in the payment of the fundamental change purchase price with respect to the debentures, has occurred and is continuing.

Redemption Upon Changes in Withholding Taxes

        The Company may redeem all, but not less than all, of the debentures under the following conditions:

  1.
  If there is a change or an amendment in the laws or regulations of Luxembourg or Bermuda or any political subdivisions or taxing authorities thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations.

  2.
  As a result of such change, the Company or Tyco became or will become obligated to pay additional amounts, as defined below in "Payment of Additional Amounts," on the next payment date with respect to the debentures.

  3.
  The obligation to pay additional amounts cannot be avoided through the Company's or Tyco's reasonable measures.

  4.
  The Company delivers to the trustee:

  •
  a certificate signed by two directors of the Company or two officers of Tyco, as the case may be, stating that the obligation to pay additional amounts cannot be avoided by our taking reasonable measures available to us; and

  •
  a written opinion of independent legal counsel to the Company or Tyco, as the case may be, of recognized standing to the effect that the Company or Tyco, as the case may be, has or will become obligated to pay additional amounts as a result of a change, amendment, official interpretation or application described above and that the Company or Tyco cannot avoid the payment of such additional amounts by taking reasonable measures available to us.

  5.
  Following the delivery of the certificate and opinion described in paragraph 4 above, the Company provides notice of redemption not less than 30 days, but not more than 60 days, prior to the date of redemption. The notice of redemption cannot be given more than 60 days before the earliest date on which the Company or Tyco would be otherwise required to pay additional amounts, and the obligation to pay additional amounts must still be in effect when the notice is given.

        Upon the occurrence of each of 1 through 5 above, the Company may redeem the debentures at a redemption price equal to the issue price plus accrued and unpaid interest to, but excluding, the redemption date, plus any additional amounts (a "tax redemption").

        Notwithstanding the foregoing, if the Company has given notice of a tax redemption as described above, each holder of debentures will have the right to elect that such holder's debentures will not be subject to such tax redemption. If a holder elects not to be subject to a tax redemption, neither the Company nor Tyco will be required to pay additional amounts (as described under "Payment of Additional Amounts" below) with respect to payments made on that holder's debentures following the redemption date fixed by us, and all subsequent payments on such holder's debentures will be subject to any tax required to be withheld or deducted under Luxembourg or Bermuda law. Holders must elect their option to avoid a tax redemption by written notice to the Trustee no later than the 15th day prior to the redemption date fixed by us.

Payment of Additional Amounts

        Unless otherwise required by Luxembourg or Bermuda law, neither the Company nor Tyco will deduct or withhold from payments made with respect to the debentures and the guarantees on account of any current or future taxes, duties, levies, imposts, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any taxing authority. In the event that the Company or

Tyco is required to withhold or deduct on account of any taxes from any payment made with respect to the debentures or the guarantees, as the case may be, the Company or Tyco will pay such additional amounts so that the net amount received by each holder of debentures, including those additional amounts, will equal the amount that such holder would have received if such taxes had not been required to be withheld or deducted. The amounts that the Company or Tyco is required to pay to preserve the net amount receivable by the holders of debentures are referred to as "additional amounts."

        Additional amounts will not be payable with respect to a payment made to a holder of debentures to the extent:

  1.
  that any such taxes would not have been so imposed but for the existence of any current or former connection between such holder and the relevant taxing authority imposing such taxes, other than the mere receipt of such payment, acquisition, ownership or disposition of such debentures or the exercise or enforcement of rights under such debentures, their guarantees or the indenture;

  2.
  of any estate, inheritance, gift, sales, transfer or personal property taxes imposed with respect to such debentures, except as otherwise provided in the indenture;

  3.
  that any such taxes would not have been imposed but for the presentation of such debentures, where presentation is required, for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment is provided for, whichever is later, except to the extent that the beneficiary or holder thereof would have been entitled to additional amounts had the debentures been presented for payment on any date during such 30-day period; or

  4.
  that such holder would not be liable or subject to such withholding or deduction of taxes but for the failure to make a valid declaration of non-residence or other similar claim for exemption, if:

  •
  the making of such declaration or claim is required or imposed by statute, treaty, regulation, ruling or administrative practice of the relevant taxing authority as a precondition to an exemption from, or reduction in, the relevant taxes; and

  •
  at least 60 days prior to the first payment date with respect to which the Company or Tyco shall apply this clause 4, we shall have notified all holders of debentures in writing that they shall be required to provide such declaration or claim.

        If the Company elects a tax redemption, as described above, holders who have elected that their debentures will not be subject to such tax redemption will not be entitled to additional amounts with respect to payments made by the Company or Tyco following the applicable redemption date.

        The Company or Tyco, as applicable, also will:

  •
  withhold or deduct the taxes as required;

  •
  remit the full amount of taxes deducted or withheld to the relevant taxing authority in accordance with all applicable laws;

  •
  use its reasonable best efforts to obtain from each relevant taxing authority imposing such taxes certified copies of tax receipts evidencing the payment of any taxes deducted or withheld; and

  •
  upon request, make available to the holders of debentures, within 60 days after the date the payment of any taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company or Tyco or, if notwithstanding efforts to obtain such receipts the same are not obtainable, other evidence of such payments.

        At least 30 days prior to each date on which any payment under or with respect to the debentures is due and payable, if the Company and Tyco will be obligated to pay additional amounts with respect to such payment, the Company or Tyco will deliver to the trustee an officer's certificate stating the fact that such additional amounts will also be payable, the amounts so payable and such other information as is necessary to enable the trustee to pay such additional amounts to holders of the debentures on the payment date.

        The foregoing provisions will survive any termination or discharge of the indenture and will apply to any jurisdiction in which any successor to the Company or Tyco, as the case may be, is organized or is engaged in business for tax purposes or any political subdivisions or taxing authority or agency thereof or therein.

        In addition, the Company or Tyco will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest, penalties and additional amounts with respect thereto, payable in Luxembourg, Bermuda or the United States or any political subdivision or taxing authority of or in the foregoing in respect of the creation, issue, offering, enforcement, redemption or retirement of the debentures.

        Whenever in the indenture, the debentures, the guarantees or in this prospectus there is mentioned, in any context, the payment of principal, redemption price, or any other amount payable under or with respect to any debenture, such mention shall be deemed to include the payment of additional amounts to the extent payable in the particular context.

Merger and Sale of Assets by the Company or Tyco

        The indenture provides that neither the Company nor Tyco may consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

  •
  the Company or Tyco is the surviving person, or the resulting, surviving or transferee person, if other than the Company or Tyco, as the case may be, is organized and existing under the laws of:

  •
  the United States, any state thereof or the District of Columbia;

  •
  Bermuda or any member country of the European Union; or

  •
  any other country, if the merger, consolidation or other transaction would not impair the rights of holders, including the right to receive payment of additional amounts in respect of any tax withholding or deduction imposed by the state of formation;

  •
  the successor person assumes all obligations of the Company under the debentures and the indenture or Tyco under the guarantees, as the case may be; and

  •
  the Company and Tyco or such successor person will not be in default under the indenture immediately after the transaction.

        When such a person assumes the Company's or Tyco's obligations in such circumstances, subject to certain exceptions, the Company or Tyco, as the case may be, shall be discharged from all obligations under the debentures and the indenture or the guarantees.

        Although the indenture permits these transactions, some of the transactions described above which occur could constitute a fundamental change of Tyco and permit each holder to require us to purchase the debentures of such holder as described above.

Events of Default

        The following are events of default with respect to a series of the debentures:

  •
  the Company's default in payment of the principal amount, redemption price, purchase price or fundamental change purchase price with respect to any debenture of such series when such amount becomes due and payable;

  •
  the Company's default in payment of interest with respect to any debenture of such series when such amount becomes due and payable and such default continues for a period of 30 days;

  •
  the Company's or Tyco's failure to comply with any of its other agreements in such series of debentures or the indenture or the guarantees with respect to such series of debentures and the failure to cure or obtain a waiver of such default within 90 days after receipt of notice;

  •
  the Company's or Tyco's default in the payment at the final maturity thereof, after the expiration of any applicable grace period, of principal of, or premium, if any, on indebtedness for money borrowed, other than non-recourse indebtedness, in the principal amount then outstanding of more than $50 million, or acceleration of any indebtedness in such principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded within ten business days after notice to the Company or Tyco in accordance with the indenture;

  •
  the guarantees with respect to such series of debentures cease to be, or the Company or Tyco asserts in writing that the guarantees are not, in full force and effect and enforceable in accordance with their terms; or

  •
  certain events of bankruptcy, insolvency or reorganization affecting Tyco, the Company or certain of Tyco's significant subsidiaries if such subsidiaries become guarantors under an existing senior indenture of the Company.

        A default under the third, fourth and fifth clauses above will not be an event of default until the trustee notifies the Company, or holders of at least 25% in aggregate principal amount of the series of debentures affected thereby then outstanding notify the Company and the trustee, of the default and the Company or Tyco, as applicable, does not cure the default within the specified period after receiving notice of the default.

        If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of a series of debentures affected thereby then outstanding may declare the principal amount of the debentures plus interest on the debentures accrued through the date of such declaration to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of Tyco or the Company, the principal amount of the debentures plus interest accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

Backup Withholding and Information Reporting

        Information reporting may apply to interest or dividends, if any, made by the Company or Tyco on, or the proceeds of the sale or other disposition of, the debentures or Tyco common shares with respect to certain noncorporate holders. Backup withholding at a rate of 30% (scheduled to be reduced in future years) may apply unless the recipient of such payment supplies appropriate information when requested or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's federal income tax, provided that the required information is provided to the Internal Revenue Service.

Modification

        The Company, Tyco and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture with respect to a series of debentures or modify the rights of the holders of a series of debentures with the consent of the holders of at least a majority in principal amount of the series of debentures then outstanding. Without the consent of each affected holder, however, no supplemental indenture may:

  •
  reduce the rate of or extend the time of payment of interest on any debenture;

  •
  make any debenture payable in money or securities other than that stated in the debenture;

  •
  extend the stated maturity of any debenture;

  •
  reduce the principal amount, redemption price, purchase price or fundamental change purchase price with respect to any debenture;

  •
  make any change that adversely affects the right of a holder to convert any debenture;

  •
  make any change that adversely affects the right to require us to purchase a debenture;

  •
  impair the right to convert, or receive payment with respect to, a debenture, including by modifying or adjusting any provision relating to the determination of the number of Tyco common shares (or other capital stock or any interests, participations, rights or partnership interests of any entity into which the debentures are then convertible) delivered upon a conversion, other than as provided in the conversion rate adjustments specified with respect to such debenture; or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the debentures; or

  •
  change the provisions in the indenture that relate to modifying or amending the indenture or the guarantees.

        Without the consent of any holder of debentures, the Company, Tyco and the trustee may enter into supplemental indentures for any of the following purposes:

  •
  to evidence a successor to the Company or Tyco and the assumption by that successor of the Company's or Tyco's obligations under the indenture and the debentures or the guarantees, as the case may be;

  •
  to add to our covenants for the benefit of the holders of the debentures or to surrender any right or power conferred upon us;

  •
  to secure our obligations in respect of the debentures;

  •
  to make any changes or modifications to the indenture necessary in connection with the registration of the debentures under the Securities Act and the qualification of the debentures under the Trust Indenture Act as contemplated by the indenture;

  •
  to cure any ambiguity or inconsistency in the indenture, so long as such changes do not materially and adversely affect the interests of the holder.

        The holders of a majority in principal amount of the outstanding series of debentures, on behalf of the holders of all debentures of such series, may:

  •
  waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

  •
  waive any past default under the indenture and its consequences, except a default in the payment of the principal amount, accrued and unpaid interest, redemption price, purchase price or fundamental change purchase price or obligation to deliver common shares upon conversion with respect to any debenture or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debenture affected.

Registration Rights

        When we issued the debentures we entered into a registration rights agreement with the initial purchasers. As required under that agreement, we have filed with the Securities and Exchange Commission, at our expense, a shelf registration statement, of which this prospectus forms a part, covering the resale of the debentures and the Tyco common shares issuable upon conversion of the debentures. Under the registration rights agreement we have agreed to use reasonable efforts to cause the shelf registration statement to become effective as promptly as practicable, but in any event by August 11, 2003, and to keep a shelf registration statement effective until the earlier of the sale pursuant to a shelf registration statement of all the securities registered thereunder and January 12, 2005, subject to certain permitted exceptions.

        We will be permitted to suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 120 days in any 12-month period.

        The Company and Tyco have agreed to pay predetermined liquidated damages as described herein to holders of debentures and holders of Tyco common shares if a shelf registration statement is not timely made effective or if this prospectus is unavailable for the periods in excess of those described above. These liquidated damages will accrue until the failure to file or become effective or unavailability is cured:

  •
  in respect of any debentures, at a rate per year equal to 0.25% for the first 90-day period after the occurrence of such event and 0.5% thereafter of the principal amount; and

  •
  in respect of any Tyco common shares issued upon conversion or repurchase of the debentures, at a rate per year equal to 0.25% for the first 90-day period and 0.5% thereafter of the then applicable conversion price (defined below).

        So long as the failure to file or become effective or such unavailability continues, the Company and Tyco will pay liquidated damages in cash on January 15 and July 15 of each year to the holder of record of the debentures or Tyco common shares on the immediately preceding January 5 or July 5. When such registration default is cured, accrued and unpaid liquidated damages will be paid in cash to the record holder as of the date of such cure.

        A holder who sells debentures or Tyco common shares issued in respect of the debentures pursuant to a shelf registration statement generally will be required to be named as a selling shareholder in the related prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions. The Company and Tyco will pay all expenses of a shelf registration statement, provide to each registered holder copies of the prospectus, notify each registered holder when a shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the debentures and the Tyco common shares issued in respect of the debentures.

        The term "applicable conversion price" means, as of any date of determination, the principal amount of debentures divided by the conversion rate in effect as of such date of determination or, if no debentures are then outstanding, the conversion rate that would be in effect were debentures then outstanding.

Governing Law

        The indenture, the debentures and the guarantees are governed by, and will be construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Information Concerning the Trustee

        U.S. Bank National Association is the trustee, registrar, paying agent and conversion agent.

Book-Entry System

        The debentures were issued only in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the debentures for all purposes under the indenture. Owners of beneficial interests in the debentures represented by the global securities will hold their interests only through accounts maintained with direct and indirect DTC participants pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such global securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Any such interest may not be exchanged for certificated securities, except in limited circumstances. DTC has advised us that it will take any action permitted to be taken by a holder only at the direction of one or more participants to whose accounts DTC has credited the interests in the global security and only in respect of the portion of the aggregate principal amount of the debentures as to which participants have given such directions. Therefore, owners of beneficial interests may exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the debentures, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture. We and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

        The debentures, represented by a global security, will be exchangeable for certificated securities with the same terms only if:

  •
  DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days;

  •
  we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or

  •
  a default under the indenture occurs and is continuing.

        DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code and a "clearing agency" for registered participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the agent, banks, trust companies, clearing corporation and other organizations, some of whom and /or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

CERTAIN LUXEMBOURG, BERMUDA AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is intended to be a general summary of the material Luxembourg, Bermuda and United States federal income tax consequences to holders of debentures and common shares into which the debentures have been converted. This discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to a decision whether to invest in the debentures. Due to the complexity of the tax laws of these and other taxing jurisdictions, the uncertainty in some instances as to the manner in which such laws apply to holders, and possible changes in law, it is particularly important that each holder consult with its own tax advisor regarding the tax treatment of the acquisition, ownership and disposition of debentures and common shares into which the debentures have been converted under the laws of any federal, state, local or other taxing jurisdiction.

Luxembourg

        Under current law, no withholding or deduction is imposed in Luxembourg in respect of any payment to be made in respect of the debentures. Holders of debentures who are neither resident in Luxembourg nor engaged in a trade or business through a permanent establishment or permanent representative in Luxembourg will not be subject to taxes or duties in Luxembourg with respect to interest payments on, or gains realized on the disposition or conversion of, the debentures. No net wealth tax will be due in respect of the debentures and no estate or inheritance tax will arise in Luxembourg on the transfer of any debenture by way of a gift, or on the death of a holder, provided that the holder currently is not, and never has been, a Luxembourg citizen or resident and the holder has no permanent establishment in Luxembourg. No stamp, registration or similar taxes, duties or charges are payable in Luxembourg in connection with the issue of the debentures.

Bermuda

        Under current law, no income, withholding or other taxes or stamp, registration or other duties are imposed in Bermuda upon the issue, transfer or sale of the debentures, payments made in respect of the debentures or the conversion of the debentures into common shares.

        As of the date hereof, there is no Bermuda income, company or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable in respect of capital gains realized on a disposition of common shares or in respect of distributions by us with respect to our common shares. Furthermore, we have received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 an undertaking that, in the event of there being enacted in Bermuda any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, gain or appreciation, or any tax in the nature of an estate or inheritance tax or duty, the imposition of such tax shall not be applicable to us or any of our operations, nor to our common shares, nor to our obligations until the year 2016. This undertaking applies to our common shares. It does not, however, prevent the application of Bermuda taxes to persons ordinarily resident in Bermuda.

United States

        The following summary of the material U.S. federal income tax consequences of the ownership and disposition of debentures and common shares into which debentures have been converted to the extent it discusses matters of law and legal conclusions, constitutes the opinion of Gibson, Dunn & Crutcher LLP. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service will not challenge one or more of the conclusions described herein, and the Company has not obtained, nor does the Company intend to obtain, a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of acquiring or holding debentures. Moreover, this summary deals only with purchasers who hold debentures or common shares issued on conversion or repurchase of debentures as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding debentures as a position in a "straddle," "hedge," "conversion" or other integrated transaction for tax purposes, persons who own, directly or indirectly, 10 percent or more of our voting power, or U.S. holders, as defined below, whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality.

        Prospective purchasers of the debentures are urged to consult their own tax advisors concerning the consequences, in their particular circumstances, of ownership and disposition of the debentures, and common shares into which the debentures have been converted, under the U.S. federal tax laws and the laws of any relevant state, local or non-U.S. taxing jurisdiction.

        As used herein, the term "U.S. holder" means a beneficial owner of debentures or common shares into which debentures have been converted that is, for U.S. federal income tax purposes:

  •
  a citizen or resident of the United States;

  •
  a corporation or other entity that has elected to be treated as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source;

  •
  a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; or

  •
  certain electing trusts that were in existence and treated as U.S. trusts on August 20, 1996.

        As used herein, the term "non-U.S. holder" means a beneficial owner, other than a partnership, of debentures or common shares into which debentures have been converted that is not a U.S. holder for U.S. federal income tax purposes.

        If a partnership, including for this purpose any entity treated as a partnership for U.S. tax purposes, is a beneficial owner of debentures or common shares into which debentures have been converted, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of debentures that is a partnership, and partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of debentures and common shares into which debentures have been converted.

U.S. Holders

  Stated Interest

        U.S. holders of the debentures will be required to include stated interest in income in accordance with their methods of accounting for U.S. federal income tax purposes. Interest on the debentures will be income from sources outside the United States and, with certain exceptions, will be treated as "passive" income for purposes of computing the foreign tax credit allowable under U.S. federal income tax laws. The rules relating to foreign tax credits and the timing thereof are extremely complex, and

U.S. holders should consult their own tax advisors with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations to their particular situations.

  Registration Statement

        The filing of this registration statement will not be a taxable event to you, and you will not recognize any taxable gain or loss or any interest income as a result of this filing.

  Market Discount

        If you acquire a debenture at a "market discount," some or all of any gain realized upon a disposition of, or full or partial principal payment on, such debenture may be treated as ordinary income, as described below. "Market discount" is the excess (if any) of the principal amount of a debenture over your initial tax basis in the debenture. Such excess is not treated as market discount if it does not exceed a certain de minimis amount. Unless you have elected to include the market discount in the income as it accrues, gain, if any, realized on a disposition or a full or partial principal payment of a debenture with market discount will be treated as ordinary income to the extent of the market discount that is treated as having accrued during the period you held the debenture. Gain may not be required to be recognized if you dispose of a debenture in connection with certain nonrecognition transactions.

        The amount of market discount treated as having accrued will be determined on a ratable basis unless you elect to accrue the discount on a constant interest basis. You may make that election with respect to any debenture but, once made, such election may never be revoked. Under the ratable accrual method, the accrued market discount on a debenture is an amount that bears the same ratio to the total market discount on the debenture as (A) the number of days you held the debenture bears to (B) the number of days after the date you acquired the debenture up to and including the date of maturity. Under the constant interest method, the accrued market discount is calculated using the purchased debenture's yield to maturity based on the purchase price. The yield to maturity is the interest rate at which the present value of all principal and interest payments to be made under the debenture equals its purchase price. It must be constant over the term of the debenture.

        You may elect to include market discount in income currently, on either a ratable or constant interest basis. If you make this election, you will not be required to recharacterize gain upon disposition as ordinary income as discussed above. Once made, this election will apply to all debt instruments acquired by you at a market discount during the taxable year for which the election is made, and all subsequent taxable years. This election may be revoked only with the consent of the IRS. If you make this election, your U.S. federal income tax basis in the debenture will be increased by the amount of the market discount that is included in income.

        Unless you elect to include market discount in income currently, you may be required to defer deductions for a portion of the interest paid on debt created to acquire a debenture that has market discount. The amount deferred will not exceed the deferred market discount. The deferred amount will be deductible when the deferred market discount is realized.

  Bond Premium

        If you purchase a debenture and immediately after the purchase your tax basis of the debenture exceeds the sum of all amounts payable on the debenture after the purchase date (other than payments of stated interest), the debenture will be treated as having been acquired with "bond premium." You may elect to amortize such bond premium over the remaining term of the debenture using the constant yield method as you take stated interest into account under your regular method of tax accounting (or, if it results in a smaller amount of amortizable bond premium, until an earlier call date).

        If bond premium is amortized, the amount of interest that must be included in your income for each period ending on an interest payment date, or at the stated maturity of the debenture, as the case may be, will be reduced. The reduction will be equal to the portion of premium allocable to such period based on your yield to maturity with respect to the debenture as determined under the bond premium rules. If you elect to amortize bond premium, you must reduce your U.S. federal income tax basis in the debenture. If you do not elect to amortize bond premium, you must include the full amount of each interest payment as ordinary income in accordance with your regular method of tax accounting. You may receive a tax benefit (in the form of capital loss or reduced capital gain) from the premium only in computing your gain or loss upon the sale of disposition or payment of the principal amount of the debenture.

        An election to amortize bond premium will apply to amortizable bond premium on all debt instruments held at the beginning of your first taxable year to which the election applies or that are thereafter acquired. This election may be revoked only with the consent of the IRS.

  Sale, Exchange, Retirement or Conversion

        Upon the sale, exchange, retirement or conversion of a debenture, a U.S. holder will recognize taxable gain or loss equal to the difference between such holder's adjusted tax basis in the debenture and the amount realized on the sale, exchange, retirement or conversion (including the fair market value of any common shares received upon a conversion or repurchase of a debenture), other than any amounts attributable to accrued and unpaid interest. A U.S. holder's adjusted tax basis in a debenture will generally equal the cost of the debenture to such holder, adjusted as described above under "Market Discount" and "Bond Premium." In general, and except as described above under "Market Discount" and "Bond Premium," gain or loss realized on the sale, exchange, retirement or conversion of a debenture will be capital gain or loss. In addition, any gain or loss will be U.S. source income for purposes of computing a U.S. holder's foreign tax credit limitation. Prospective investors should consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates and have held their debentures for more than one year) and losses (the deductibility of which is subject to limitations). A U.S. holder's initial U.S. federal income tax basis in the common shares received upon the conversion or repurchase of a debenture will be equal to their fair market value at the time of conversion or repurchase, and the holding period for such common shares will begin on the day following the date of the exchange.

  Dividends

        If a U.S. holder receives common shares upon conversion or purchase of debentures, in general, distributions on the common shares that are paid out of our current or accumulated earning and profits, as defined for U.S. federal income tax purposes, will constitute dividends and will be includible in income by a holder when received or accrued, in accordance with that holder's method of accounting for U.S. federal income tax purposes. Dividends on common shares will be income from sources outside the United States and, with certain exceptions, will be treated as "passive" income for purposes of computing the foreign tax credit allowable under U.S. federal income tax laws.

  Constructive Dividend

        If at any time we make a distribution of property to our shareholders that would be taxable to the shareholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the debentures.

        For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase at our discretion will generally result in deemed dividend treatment to holders of the debentures, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common shares will not. See "Description of Debentures—Conversion Rights."

  Backup Withholding and Information Reporting

        Non-exempt U.S. holders may be subject to information reporting with respect to stated interest or dividends on, and the proceeds of the sale or other disposition of, the debentures or Tyco common shares. Non-exempt U.S. holders that are subject to information reporting and that do not provide appropriate information upon request may be subject to backup withholding, currently at a 30% rate and scheduled to be reduced in certain future years. U.S. holders should consult their tax advisors regarding the application of these rules.

Non-U.S. Holders

  Stated Interest and Disposition

        In general and subject to the discussion below under "Backup Withholding and Information Reporting," a non-U.S. holder will not be subject to U.S. federal income or withholding tax on stated interest on debentures, dividends on common shares into which debentures have been converted, or gain upon the disposition of debentures or common shares, unless:

  •
  the income or gain is "U.S. trade or business income," which means income or gain that is effectively connected with the conduct by the non-U.S. holder of a trade or business, or in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States; or

  •
  such non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met.

        U.S. trade or business income of a non-U.S. holder will generally be subject to regular U.S. income tax in the same manner as if it were realized by a U.S. holder. Non-U.S. holders that realize U.S. trade or business income with respect to the debentures or common shares should consult their tax advisors as to the treatment of such income or gain. In addition, U.S. trade or business income of a non-U.S. holder that is a non-U.S. corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

  Backup Withholding and Information Reporting

        If the debentures, or Tyco common shares issued upon conversion or repurchase of the debentures, are held by a non-U.S. holder through the non-U.S. office of a non-U.S. related broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding, may apply if the debentures or Tyco common shares are held by a non-U.S. holder through a U.S., or U.S. related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. holder fails to provide appropriate information. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

PLAN OF DISTRIBUTION

        The selling securityholders will be offering and selling the debentures and the Tyco common shares offered under this prospectus. The term "selling securityholders" refers to the selling securityholders named in this prospectus as well as persons who receive debentures or Tyco common shares from a named selling securityholder through a gift, pledge, distribution of partnership assets or another transfer occurring after the date of this prospectus which does not involve a sale of the debentures or the Tyco common shares.

        The debentures and the Tyco common shares may be sold from time to time to purchasers:

  •
  directly by the selling securityholders; or

  •
  through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or from purchasers of the debentures or the Tyco common shares.

        Each selling securityholder reserves the right to accept and, together with their agents from time to time, reject, in whole or in part any proposed purchase of the debentures or the Tyco common shares to be made directly or through agents.

        The selling securityholders and any broker-dealers or agents who participate in the distribution of the debentures or the Tyco common shares offered under this prospectus may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the debentures or the Tyco common shares by selling securityholders and any discounts, commissions or concessions received by any participating broker-dealers or agents might be deemed to be underwriting discounts or commissions under the Securities Act. Selling securityholders who are deemed to be underwriters may be subject to certain statutory liabilities, including those under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934. Selling securityholders who are deemed to be underwriters will also be subject to the prospectus delivery requirements of the Securities Act.

        The debentures and the Tyco common shares may be sold from time to time on any stock exchange or automated interdealer quotation system on which such securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated.

        The selling securityholders may sell the debentures and the Tyco common shares by one or more of the following methods:

  •
  block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

  •
  an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed, including the New York Stock Exchange in the case of the Tyco common shares;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchases;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  through the writing of options on the securities, whether or not the options are listed on an options exchange;

  •
  through the distribution of the securities by any selling securityholder to its partners, members or stockholders;

  •
  one or more underwritten offerings on a firm commitment or best efforts basis; and

  •
  any combination of any of these methods.

        The selling securityholders also may transfer the debentures or the Tyco common shares by gift.

        The selling securityholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the debentures or the Tyco common shares. These brokers, dealers or underwriters may act as principals or as an agent of a selling securityholder. Broker-dealers may agree with a selling securityholder to sell a specified amount or number of the debentures or the Tyco common shares at a stipulated price per security. If the broker-dealer is unable to sell the debentures or the Tyco common shares as agent for a selling securityholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire debentures or the Tyco common shares as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

        From time to time, one or more securityholders may pledge, hypothecate or grant a security interest in some or all of the debentures or the Tyco common shares owned by them. The pledgees, secured parties or persons to whom these securities have been hypothecated will, upon foreclosure in the event of default by such securityholder, be deemed to be selling securityholders. The amount of a selling securityholder's debentures and Tyco common shares offered under the prospectus will decrease as and when it takes such actions. The plan of distribution for that selling securityholder's debentures and Tyco common shares will otherwise remain unchanged. In addition, a selling securityholder may, from time to time, sell the debentures or the Tyco common shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

        A selling securityholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the debentures or the Tyco common shares in the course of hedging the positions they assume with that selling securityholder, including in connection with distributions of the securities by those broker-dealers. A selling securityholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling securityholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby. Some persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the debentures or the Tyco common shares offered by this prospectus. Selling securityholders may decide not to sell any of the debentures and Tyco common shares offered under this prospectus, or they might decide to transfer, devise or gift the debentures or common shares by other means not described in this prospectus. Additionally, selling securityholders may resell all or a portion of their debentures and common shares in open market transactions pursuant to Rule 144 or Rule 144A under the Securities Act rather than pursuant to this prospectus, so long as they meet the applicable criteria and conform to the requirements of those rules.

        The selling securityholders and any other person participating in a distribution of the debentures and the Tyco common shares offered under this prospectus will be subject to the Exchange Act. The rules under the Exchange Act include Regulation M, which may limit the timing of purchases and sales of any of the debentures and the Tyco common shares by the selling securityholders and any other person. Additionally, Regulation M may restrict the ability of any person engaged in the distribution of the debentures and the Tyco common shares to engage in market-making activities with respect to the particular debentures and common shares being distributed for a period of up to five business days before the distribution. This may affect the marketability of the debentures and the Tyco common shares as well as the ability of any person or entity to engage in market-making activities with respect to the debentures and the Tyco common shares.

        When we are notified that a selling securityholder has entered into an arrangement with an underwriter, broker-dealer or agent for the sale of the debentures or the Tyco common shares, we will file, if required, a supplement to this prospectus disclosing:

  •
  the names of the selling securityholders;

  •
  the names of any participating underwriters, broker-dealers or agents;

  •
  the aggregate amount of debentures or Tyco common shares being offered;

  •
  the price at which the debentures or Tyco common shares are being offered;

  •
  any discounts, commissions, concessions or other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers;

  •
  that any participating broker-dealers did not conduct any investigation to verify the information contained or incorporated by reference in this prospectus; and

  •
  other material terms of the offering.

        In order to comply with the securities laws of some states, if applicable, the debentures and the Tyco common shares offered under this prospectus may be sold in these jurisdictions only through registered or licensed broker-dealers. Additionally, in some states, the debentures and the Tyco common shares offered under this prospectus may not be sold unless:

  •
  they have been registered or qualified for sale, or

  •
  an exemption from registration or qualification for sale or an exemption from registration or qualification requirements is available and complied with.

        In connection with the initial offering of the debentures, we entered into a registration rights agreement in which we and the selling securityholders agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the debentures and the Tyco common shares offered under this prospectus, including liabilities arising under the Securities Act. The selling securityholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the securities against some liabilities, including liabilities that arise under the Securities Act.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the debentures and Tyco common shares under this prospectus, including registration and filing fees, printing expenses, legal fees of our counsel, fees for one legal counsel retained by the selling securityholders and fees of the trustee under the indenture pursuant to which we originally issued the debentures and of the registrar and transfer agent of the common shares. If the debentures or the Tyco common shares are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

        We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact or omit to state any material fact required to be stated

in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. Each selling securityholder has agreed not to trade securities from the time the selling securityholder receives notice from us of this type of event until the selling securityholder receives from us a prospectus supplement or amended prospectus. If the suspension exceeds 45 days in any 120 days in any 12-month period, we are obligated to pay liquidated damages to the selling securityholders. See "Description of Debentures—Registration Rights."

        Under the terms of the registration rights agreement, we are obligated to use reasonable efforts to keep the registration statement effective until, and therefore this offering will terminate on, the earlier of:

  •
  January 7, 2005;

  •
  the date on which all securities offered under this prospectus have been sold pursuant to this prospectus; and

  •
  the date on which all outstanding securities offered under this prospectus and held by non-affiliates of Tyco may be resold without registration under the Securities Act pursuant to Rule 144(k) under the Securities Act.

ENFORCEMENT OF CIVIL LIABILITIES

        The Company is a Luxembourg company and Tyco is a Bermuda company. The Company and Tyco have consented in the indenture to jurisdiction in the United States federal and state courts in The City of New York and to service of process in The City of New York in any legal suit, action or proceeding brought to enforce any rights under or with respect to the indenture, the debentures and the guarantees. However, substantially all of the Company's directly held assets consist of shares in its wholly owned subsidiary Tyco Group S. à r.l., a Luxembourg company, which, through its subsidiaries, owns a substantial majority of the assets of the Company. A substantial majority of Tyco's directly held assets consists of shares in the Company. Accordingly, any judgment against the Company or Tyco in respect of the indenture, the debentures or the guarantees, including for civil liabilities under the United States federal securities laws, obtained in any United States federal or state court may have to be enforced in the courts of Luxembourg or Bermuda. Investors should not assume that the courts of Luxembourg or Bermuda would enforce judgments of United States courts obtained against the Company or Tyco predicated upon the civil liability provisions of the United States federal securities laws or that such courts would enforce, in original actions, liabilities against the Company or Tyco predicated solely upon such laws.

        The Company is incorporated under the laws of Luxembourg. The members of the board of directors are non-residents of the United States and a substantial portion of the Company's assets and those of such persons are located outside the United States. As a result, an investor may not be able to effect a service of process within the United States on the Company or on such persons or to enforce in Luxembourg courts judgments obtained against the Company or such persons in U.S. courts, including actions predicated upon the civil liability provisions of the U.S. federal and state securities laws or other laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against the Company or such persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. securities laws.

        The Company has been advised by its Luxembourg counsel that the United States and the Grand-Duchy of Luxembourg are not currently bound by a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitral awards) rendered in civil and commercial matters. According to such counsel, an enforceable judgment for the payment of monies rendered by any U.S. federal or state court based on civil liability, whether or not predicated solely upon the U.S. securities laws, would not directly be enforceable in Luxembourg. However, a party who received such favorable judgment in a U.S. court may initiate enforcement proceedings in Luxembourg (exequatur) by requesting enforcement of the U.S. judgment to the District Court (Tribunal d'Arrondissement) pursuant to Section 678 of the New Luxembourg code of Civil Procedure. The District Court will authorize the enforcement in Luxembourg of the U.S. judgment if it is satisfied that all of the following conditions are met:

  •
  the U.S. judgment is enforceable (exécutoire) in the United States;

  •
  the United States courts had jurisdiction both according to Luxembourg private international law rules and to the applicable domestic U.S. federal or state jurisdiction rules;

  •
  the applicable domestic U.S. federal or state procedure have been in accordance with the laws of the United States;

  •
  the U.S. judgment does not violate the rights of the defense;

  •
  the U.S. court applied the law which is designated by the Luxembourg conflict of laws rules, or, at least, the order does not contravene the principles underlying these rules,

  •
  the considerations of the U.S. judgment, as well as the judgment as such, do not contravene Luxembourg international public order; and

  •
  the U.S. judgment was not rendered subsequent to an evasion of Luxembourg law (fraude à la loi).

        In practice, Luxembourg courts now tend not to review the merits of a foreign judgment, although there is no clear statutory prohibition of such review.

LEGAL MATTERS

        Certain U.S. legal matters regarding the debentures will be passed upon for Tyco by Timothy E. Flanigan, Esq., General Counsel, Corporate and International Law, of Tyco, and by Gibson, Dunn & Crutcher LLP, New York, counsel to Tyco and the Company. Certain matters under the laws of Bermuda related to the guarantee and the Tyco common shares will be passed upon for Tyco by Appleby Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel to Tyco. Michael L. Jones, Secretary of Tyco, is a partner of Appleby Spurling & Kempe. Certain matters under the laws of Luxembourg related to the debentures will be passed upon by Allen & Overy Luxembourg, Luxembourg counsel to the Company. Timothy E. Flanigan and Gibson, Dunn & Crutcher LLP will rely on Appleby Spurling & Kempe with respect to matters of Bermuda law and on Allen & Overy Luxembourg, with respect to matters of Luxembourg law.

INDEPENDENT ACCOUNTANTS

        The financial statements as of September 30, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 incorporated in this Prospectus by reference to the Annual Report on Amendment No. 2 on Form 10-K/A for the year ended September 30, 2002 have been so incorporated in reliance on the report (which contains an emphasis of matter paragraph relating to the restatement of the Company's financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        Tyco and the Company are paying all of the selling securityholders' expenses related to this offering, except the selling securityholders will pay any applicable broker's commissions and expenses. The following table sets forth the approximate amount of fees and expenses payable by Tyco and the Company in connection with this registration statement and the distribution of the debentures and Tyco common shares registered hereby. All of the amounts shown are estimates except the SEC registration fee.

SEC registration fee	$344,976
Printing expenses	15,000
Legal fees and expenses	165,000
Accounting fees and expenses	50,000
Miscellaneous expenses	—

Total	$574,976

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Bye-Law 102 of Tyco's Bye-Laws provides, in part, that Tyco shall indemnify its directors and other officers for all costs, losses and expenses that they may incur in the performance of their duties as director or officer, provided that such indemnification is not otherwise prohibited under the Companies Act 1981 (as amended) of Bermuda. Section 98 of the Companies Act 1981 (as amended) prohibits such indemnification against any liability arising out of fraud or dishonesty of the director or officer. However, such section permits Tyco to indemnify a director or officer against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or when other similar relief is granted to him.

        Tyco maintains $200 million of insurance to reimburse the directors and officers of Tyco and its subsidiaries, for charges and expenses incurred by them for wrongful acts claimed against them by reason of their being or having been directors or officers of Tyco or any of its subsidiaries. Such insurance specifically excludes reimbursement of any director or officer for any charge or expense incurred in connection with various designated matters, including libel or slander, illegally obtained personal profits, profits recovered by Tyco pursuant to Section 16(b) of the Exchange Act and deliberate dishonesty.

ITEM 16. EXHIBITS.

Exhibit Number	Description
4.1	Indenture, dated as of January 13, 2003, among the Company, Tyco and U.S. Bank, N.A., as trustee (incorporated by reference to the Registrants' Quarterly Report on Form 10-Q for the quarter ended December 31, 2002)
4.2
Registration Rights Agreement dated as of January 13, 2003, by and among the Company, Tyco and Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Salomon Smith Barney Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., J.P. Morgan Securities Inc., ABN AMRO Inc., CIBC World Markets Corp., SG Cowen Securities Corporation, Blaylock & Partners, L.P., Muriel Siebert & Co., Inc., and The Williams Capital Group, L.P.*

5.1	Opinion of Appleby Spurling & Kempe
5.2	Opinion of Allen & Overy Luxembourg
5.3	Opinion of Timothy E. Flanigan, Esq.
8	Opinion of Gibson, Dunn & Crutcher LLP as to certain U.S. federal income tax matters**
12	Tyco Computation of Ratio of Earnings to Fixed Charges
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Appleby Spurling & Kempe (included in Exhibit 5.1)
23.3	Consent of Allen & Overy Luxembourg (included in Exhibit 5.2)
23.4	Consent of Timothy E. Flanigan, Esq. (included in Exhibit 5.3)
23.5	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 8)
24	Power of Attorney*
25	Form of T-1 Statement of Eligibility of the Trustee under the Indenture*

*
Previously filed.

**
To be filed by amendment.

ITEM 17. UNDERTAKINGS.

        A.    The undersigned Registrants hereby undertake:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrants pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)   That, for the purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        B.    The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrants' annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C.    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of either Registrant, pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of either Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

        D.    The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Portsmouth, State of New Hampshire, on the 30th day of July, 2003.

TYCO INTERNATIONAL LTD.
By:	/s/ DAVID J. FITZPATRICK David J. FitzPatrick Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons on July 30, 2003 in the capacities indicated below.

Signature	Title

* Edward D. Breen	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ DAVID J. FITZPATRICK David J. FitzPatrick	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* Dennis C. Blair	Director
* George W. Buckley	Director
* Bruce S. Gordon	Director
* John A. Krol	Director
* H. Carl McCall	Director

* Mackey J. McDonald	Director
* Brendan R. O'Neill	Director
* Sandra S. Wijnberg	Director
* Jerome B. York	Director
*By:	/s/ DAVID J. FITZPATRICK
David J. FitzPatrick Attorney-In-Fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Luxembourg, on the 30th day of July, 2003.

TYCO INTERNATIONAL GROUP S.A.
By:	/s/ KEVIN O'KELLY-LYNCH Kevin O'Kelly-Lynch Managing Director (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons on July 30, 2003 in the capacities indicated below.

Signature	Title

* Kevin O'Kelly-Lynch	Managing Director
* Michelangelo Stefani	Managing Director
*By:	/s/ DAVID J. FITZPATRICK
David J. FitzPatrick Attorney-In-Fact

Index to Exhibits

Exhibit Number	Description
4.1
Indenture, dated as of January 13, 2003, among the Company, Tyco and U.S. Bank, N.A., as trustee (incorporated by reference to the Registrants' Quarterly Report on Form 10-Q for the quarter ended December 31, 2002)
4.2
Registration Rights Agreement dated as of January 13, 2003, by and among the Company, Tyco and Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Salomon Smith Barney Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., J.P. Morgan Securities Inc., ABN AMRO Inc., CIBC World Markets Corp., SG Cowen Securities Corporation, Blaylock & Partners, L.P., Muriel Siebert & Co., Inc., and The Williams Capital Group, L.P.*
5.1	Opinion of Appleby Spurling & Kempe
5.2	Opinion of Allen & Overy Luxembourg
5.3	Opinion of Timothy E. Flanigan, Esq.
8	Opinion of Gibson, Dunn & Crutcher LLP as to certain U.S. federal income tax matters**
12	Tyco Computation of Ratio of Earnings to Fixed Charges
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Appleby Spurling & Kempe (included in Exhibit 5.1)
23.3	Consent of Allen & Overy Luxembourg (included in Exhibit 5.2)
23.4	Consent of Timothy E. Flanigan, Esq. (included in Exhibit 5.3)
23.5	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 8)
24	Power of Attorney*
25	Form of T-1 Statement of Eligibility of the Trustee under the Indenture*

*
Previously Filed.

**
To be filed by amendment.

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$4,500,000,000 Tyco International Group S.A. 2.750% Series A Convertible Senior Debentures due 2018 3.125% Series B Convertible Senior Debentures due 2023
TABLE OF CONTENTS Prospectus Supplement
TYCO
THE COMPANY
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES OF TYCO
SELLING SECURITYHOLDERS

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
FORWARD-LOOKING STATEMENTS
SUMMARY
The Offering
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF DEBENTURES
CERTAIN LUXEMBOURG, BERMUDA AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
ENFORCEMENT OF CIVIL LIABILITIES
LEGAL MATTERS
INDEPENDENT ACCOUNTANTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
Index to Exhibits